ARLS
P.E. 12/31/01

Tarragon Realty Investors INC

2001 Annual Report

Tarragon Realty Investors, Inc. is a growth oriented, fully integrated public real estate development, acquisition, and management company. Tarragon controls approximately 20,000 apartment units and almost 2.5 million square feet of commercial space located throughout the continental United States, with concentrations in Florida, Connecticut, Texas and California. Tarragon's business is to create value for its shareholders through developing, repositioning and operating real estate.



Financial Highlights

(in thousands except per share values)	2001	2000	1999
Cash and Cash Equivalents	$ 8,989	$ 4,141	$ 3,951
Total Revenue	$118,645	$110,340	$ 73,756
FFO—Investment Segment[1]	$ 11,612	$ 6,362	not reported
Estimated Fair Market Value of Net Assets per Common Share	$ 36.14	$ 31.71	not reported
Estimated Fully Diluted Fair Market Value of Net Assets per Common Share	$ 32.43	$ 28.54	not reported

Apartments in Portfolio Built After 1997



5,000
4,000
3,000
2,000
1,000
0
UNITS
'97 '98 '99 '00 '01 '02(2)

Value of $1,000 Invested in Tarragon[3]



$15,000
12,000
9,000
6,000
3,000
0
VALUE
'92 '93 '94 '95 '96 '97 '98 '99 '00 '01

As of December 31 (assuming reinvestment of cash and stock dividends)

Average Age of Properties (Based on Net Book Value)



25
20
15
10
5
0
YEARS
'97 '98 '99 '00 '01

(1) Net of allocation of general and administrative expenses.

(2) Estimated (includes units currently under construction).

(3) Data prior to 1998 is that of our predecessor, National Income Realty Trust (NIRT), restated to give effect to the November 1998 merger of NIRT with Tarragon on the basis of 1.97 shares of Tarragon for each share of NIRT.

Dear Fellow Shareholders

The year 2001 was a defining one for Tarragon Realty Investors, Inc. The Company's strategy to achieve sustained, long-term growth in asset value was reflected clearly in the performance of our development and investment groups, as well as in our progress in establishing a home building operation.

Our approach is straightforward: realize asset growth at every stage of the development and investment process, then maximize the potential for additional growth by reinvesting funds from operations and selling seasoned properties.

We start at the beginning by developing, building and leasing high-value rental communities and commercial properties. We lock in our initial gains through permanent financing and, in certain instances, by forming an investment joint venture for long-term ownership. We then actively manage our properties, seeking capital appreciation and steady cash flow to begin the cycle anew on a larger scale.

As of January 1, 2002, Tarragon had 2,665 apartment units under development or upgrading, two communities with a total of 453 apartments undergoing condominium conversion, 280 high-rise condominium homes under construction and 408,000 square feet of commercial space in new development or undergoing renovation and repositioning. Approximately 35% of Tarragon's assets are now devoted to development activities.

Tarragon's investment portfolio contains 14,299 apartment units and 1,030,000 square feet of commercial properties. This year, Funds From Operations from the investment portfolio were $11.6 million, an increase of 83% over 2000.

Setting an Aggressive Agenda for Development

Our development group strengthened our Vintage brand by completing three luxury residential rental communities, with 737 units, in Florida. These communities have a market value of $6.8 million over their total development cost. We also began construction of five new Vintage communities, with a total of 1,404 units, in Jupiter and Orlando, Florida, Murfreesboro, Tennessee, Huntsville, Alabama, and Charleston, South Carolina. Vintage communities feature loft units, garages, nine-foot ceilings, business centers, clubrooms, resort pools and recreational facilities. Finally, this year Tarragon broke ground on a 35,000 square-foot, upscale shopping plaza in Paramus, New Jersey.

Tarragon generated funds for new projects through the sale of three recently completed apartment communities totaling 976 units. Two Florida communities, the Club at Danforth in Jacksonville and The Vineyards at Eagle Harbor in Orange Park, and one Savannah, Georgia community, The Links at Georgetown, were sold for $62 million in cash and assumption of debt to a partnership jointly controlled by Tarragon and Aetna Life Insurance Company. Aetna invested $8.5 million in the venture. Tarragon will receive ongoing management fees and will share substantially in future profits of the joint venture.

The same philosophy of maximizing value governs our decisions to purchase existing properties. We do not buy stabilized properties; we stabilize them. For example, Tarragon invested $1,156,000 in 1998 and 1999 to acquire an interest in a joint venture to improve the operations of two underperforming California communities. Through hands-on management, we improved the property performance substantially, allowing us to realize $6 million in proceeds when we refinanced the communities in 2001.



"The reason why I want to have strategic partnerships is to be able to leverage other people's knowledge, expertise and opportunities in the marketplace."
—William S. Friedman

Realizing the Full Potential of Our Investment Portfolio

Through funds generated from operations, refinancings, and the sale of properties, the Company's investment group supports Tarragon's ability to renovate existing properties and to develop new ones. Thanks to sound management practices and consistent capital improvements, our portfolio occupancy was higher at the end of 2001 than it was a year earlier.

Each year, Tarragon management carefully evaluates the Company's entire investment portfolio and disposes of those properties whose value can best be realized through sale. For instance, Tarragon's 70% owned affiliate, Ansonia Apartments, sold the Strouse Adler building in New Haven, Connecticut, in 2001 for $2.6 million in a cash transaction. This property was acquired December 31, 1999, for $1.4 million.

Our acquisitions and sales strategy, combined with our development efforts, has had the added benefit of reducing the average age of properties in our portfolio from 22.3 years in 1997 to 17.5 years in 2001. Newer properties generally require less maintenance, command a premium in the market, and tend to produce greater revenues.

A Different Type of Organization

As we look to the future, we believe that the momentum generated by our strategy will only increase. In addition to our development and investment activities, we are also moving forward with plans to create a new home division. This group will focus on developing and selling high-rise luxury condominiums in South Florida, selling apartments in select communities from our investment portfolio, and building and selling townhouses and attached patio homes. As part of this initiative, we have begun construction on The Las Olas River House, a $175 million luxury condominium project that will be Ft. Lauderdale's tallest building.

In order to continue the evolution of Tarragon's strategy, we have built a company that places a premium on knowledge, cultivates long-term relationships and promotes initiative. Tarragon Realty is an organization motivated by value, positioned to deliver long-term growth for our financial partners and our shareholders.

William S. Friedman
President and
Chief Executive Officer
Tarragon Realty Investors, Inc.

Robert C. Rohdie
President
Tarragon Development Corp.

Robert P. Rothenberg
Chief Operating Officer
Tarragon Realty Investors, Inc.





Left Photo: By converting 5600 Collins in Miami Beach, Florida, from a luxury rental to condominiums, we increased the value of the property and honed our marketing skills.

Right Photo: The Alleé at Fenwick Plantation in Charleston, South Carolina will be Tarragon's first for sale townhome community.



Above Photo: With over $120 million in sales, we started construction in November, 2001, of Las Olas River House, Fort Lauderdale's tallest tower containing 280 luxury condominium homes.

BUILDING VALUE THROUGH KNOWLEDGE

Executing our strategy requires the in-depth knowledge and skill that comes from years of experience. At Tarragon, we have assembled a team of seasoned professionals with mastery in every real estate specialty. This combined expertise not only enhances our ability to develop and manage our real estate portfolio efficiently, it gives us the capacity to weigh alternatives, calibrate our actions and act decisively.

We translate this knowledge into competitive advantage by applying it to specific property types in targeted locations. Tarragon focuses on high-end garden communities and luxury high-rise condominiums. A large portion of our portfolio is in Connecticut and Florida. We understand the needs and preferences of renters and buyers in these markets, and have created homes appealing to them.

We invest only in markets where we understand the underlying dynamics and where we can evaluate the risks and opportunities. Indeed, it is the extent of our local knowledge and the depth of our experience that are the keys to Tarragon's approach. These qualities enable us to build communities in premium locations that would prove more difficult or time-consuming for those without our expertise. Four of our new communities are built on golf courses. Our condominium project, The Las Olas River House is located in the heart of downtown Fort Lauderdale. Our townhouses and rental apartments at The Vintage at Fenwick Plantation, with its alleé of oak trees, are adjacent to Fenwick Hall, an historic plantation house listed on the National Historic Register. Such developments required extensive collaboration with adjacent property owners, community and regulatory groups. We are confident that our extra efforts will be amply rewarded by the performance and value of these unique properties.


SOLD



Left Photo: We sold The Villages of Gateway in January, 2002, and used the proceeds to fund the development of more than 500 "Vintage" brand apartment units.

Right Photo: The Vintage on the Green is one of Tarragon's 4 new golf course rental communities.



Above Photo: The resort swimming pool and activities center at The Vintage at Tampa Palms are designed to exceed tenant expectations.

BUILDING VALUE THROUGH RELATIONSHIPS

One of the principal ways we add value is to foster long-term relationships with other real estate professionals. We have established a reputation among brokers, lenders, owners, and contractors in our markets as the partner to work with. The sale of our Jacksonville, Orange Park, and Savannah properties this year to a joint venture with Aetna Life illustrates the quality of the partners that we attract. In addition to Aetna, such well-respected companies as SouthTrust Bank, ARCS Commercial Mortgage, and Fannie Mae participated in the transaction.

We attract good partners due to the consistent, high quality of our development and management efforts and because we are fair in our dealings. We apply the same high standards to our own work that we expect of others, we communicate extensively and we operate to ensure mutual advantage. For instance, contractors appreciate our decision to post an on-site construction supervisor at each development project with the power to make immediate decisions. This strategy reduces delay and spares our contractors the costs of idled crew and equipment. At the same time, the feedback our on-site personnel offer on such issues as interior design and engineering greatly enhances the quality of our projects. In sum, the steps we take to foster relationships like these allow us to build and to renovate more efficiently.

Our network of relationships also improves our ability to pinpoint opportunities. For example, a developer from whom we bought the land for The Vintage at Tampa Palms, subsequently brought us two, joint venture, development opportunities. The result, Villa Tuscany, a 342 unit rental community in Ocoee, Florida, is slated for completion in 2002 and The Vintage at Abacoa, a 390 unit rental community in Jupiter, Florida, will be completed in 2003.

BUILDING VALUE THROUGH FLEXIBILITY

One of Tarragon's distinctive qualities is our commitment to independent action. Tarragon is not constrained by REIT requirements, allowing us to pursue the most appropriate methods to maximize the value of our properties. Our key executives are our major stockholders, which ensures that their interests are aligned with the long-term best interests of the company.

We place a premium on independent initiative throughout our organization. Tarragon has over 400 employees, including approximately 300 site-level property employees. Our staff turnover is extremely low because we give our employees in the field the respect, training and authority they need to succeed. At the same time, we encourage communication and collaboration.

We are committed to building a fluid and unbureaucratic organization that makes the best use of the skills we have gathered, whether they lie in our management or development teams. Members of our management team, for instance, work closely with our development team to ensure that we develop communities that they can lease-up and manage efficiently. At the same time, our development group makes its expertise in contracting and purchasing available to our managers. This year our development team assumed responsibility for recurring and nonrecurring capital items for 35 properties in Florida, Alabama, and Georgia. The goal is to reduce these expenses through unified buying, national contracts, and more efficient, on-site work by our maintenance people to achieve 10% savings from budgeted capital expenses in 2002.

Our senior managers have weathered multiple real estate cycles. Their experience and judgment gives us the confidence to test assumptions and react opportunistically when the conditions are right. Ultimately, it is this quality that sets Tarragon apart and that will prove decisive in our quest to increase the value of our assets, steadily and surely, in coming years.

Selected Financial Data

Please read the following information along with the Consolidated Financial Statements and Notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Because the November 1998 merger of Tarragon and NIRT was treated as a reverse acquisition of Tarragon by NIRT for accounting purposes, pre-merger historical balances and operating information presented below are those of NIRT. Dollar amounts are in thousands, except per share amounts.

For the Years Ended December 31,	2001	2000	1999	1998	1997
Operating Data					
Revenue	$ 118,645	$ 110,340	$ 73,756	$ 58,700	$ 52,017
Expenses	(126,183)	(109,513)	(79,905)	(61,095)	(51,749)
Income (loss) before minority interest in income of consolidated partnership, net gain on sale of real estate, gain (loss) on investments, insurance and other claims, litigation settlement, extraordinary items, and cumulative effect of change in accounting principle	(7,538)	827	(6,149)	(2,395)	268
Minority interest in income of consolidated partnership	(520)	(356)	—	—	—
Net gain on sale of real estate	4,994	8,031	11,969	2,108	4,350
Gain (loss) on investments	1,551	(261)	—	123	913
Insurance and other claims	306	1,454	231	—	—
Litigation settlement	2,295	(40)	(350)	—	—
Income (loss) from continuing operations	1,088	9,655	5,701	(164)	5,531
Extraordinary items	(185)	(2,697)	(444)	(1,231)	61
Cumulative effect of change in accounting principle	326	—	—	—	—
Net income (loss)	1,229	6,958	5,257	(1,395)	5,592
Dividends on cumulative preferred stock	(657)	(418)	—	—	—
Net income (loss) available to common stockholders	$ 572	$ 6,540	$ 5,257	$ (1,395)	$ 5,592
Other comprehensive income (loss):					
Net income (loss)	$ 1,229	$ 6,958	$ 5,257	$ (1,395)	$ 5,592
Unrealized gains (losses) on marketable equity securities	—	(22)	50	(100)	831
Realized (gains) losses on marketable equity securities	—	62	—	(123)	(698)
Net income (loss) recognized in other comprehensive income (loss)	—	40	50	(223)	133
Comprehensive income (loss)	$ 1,229	$ 6,998	$ 5,307	$ (1,618)	$ 5,725

Selected Financial Data (Continued)

For the Years Ended December 31,	2001	2000	1999	1998	1997
Per Share Data[1]					
Earnings per common share					
Income (loss) from continuing operations available to common stockholders	$ .06	$ 1.15	$ .64	$ (.02)	$ .66
Extraordinary items	(.02)	(.34)	(.05)	(.15)	.01
Cumulative effect of change in accounting principle	.04	—	—	—	—
Net income (loss) available to common stockholders	$ .08	$ .81	$ .59	$ (.17)	$ .67
Weighted average shares of common stock used in computing earnings per common share[2]	7,480,588	8,035,555	8,907,469	8,306,793	8,380,220
Earnings per common share—assuming dilution					
Income (loss) from continuing operations available to common stockholders	$ .05	$ 1.14	$ .63	$ (.02)	$ .65
Extraordinary items	(.02)	(.33)	(.05)	(.15)	.01
Cumulative effect of change in accounting principle	.04	—	—	—	—
Net income (loss) available to common stockholders	$ .07	$ .81	$ .58	$ (.17)	$ .66
Weighted average shares of common stock used in computing earnings per common share—assuming dilution[2]	7,628,183	8,110,332	9,014,309	8,306,793	8,456,485
Cash dividends per common share[3]	$ —	$ —	$ .38	$ .37	$ .35

December 31,	2001	2000	1999	1998	1997
Balance Sheet Data					
Real estate	$434,145	$462,835	$305,324	$293,975	$233,936
Investments in and advances to partnerships	31,297	29,882	48,834	37,356	13,839
Total assets	503,770	520,932	379,065	357,060	265,640
Notes, debentures, and interest payable	399,956	426,285	287,767	263,361	184,126
Stockholders' equity	73,118	74,126	72,993	76,685	71,091
Book value per common share	$ 8.92	$ 8.84	$ 9.13	$ 9.06	$ 9.47

(1) Share and per share data have been restated to give effect to the November 1998 merger of Tarragon with NIRT on the basis of 1.97 shares of Tarragon common stock for each share of beneficial interest of NIRT and 10% stock dividends paid by NIRT in September 1997 and by Tarragon in December 2000.

(2) Represents the weighted average shares of common stock used in the computation of earnings per common share and earnings per common share—assuming dilution.

(3) Dividends in 1997 and 1998 were return of capital. Dividends in 1999 were 42% taxable to stockholders as ordinary income and 58% return of capital. The December 1999 dividend, which is reported in 2000 for federal income tax purposes, was return of capital.

For the Years Ended December 31,	2001	2000	1999	1998	1997
Other Data					
Cash flows provided by (used in):					
Operating activities	$ 16,745	$ (2,757)	$ 9,584	$ 2,533	$ 3,261
Investing activities	(50,901)	(52,849)	(29,793)	(43,828)	(43,813)
Financing activities	39,004	55,796	21,718	39,475	40,952
Calculation of funds from operations:					
Net income (loss)	$ 1,229	$ 6,958	$ 5,257	$ (1,395)	$ 5,592
Net profit from sale of condominium units	(4,091)	(1,797)	—	—	—
Extraordinary items	185	2,697	444	1,231	(61)
Gain on sale of real estate of partnership	(831)	—	—	—	—
Litigation settlement	(2,295)	40	350	—	—
Insurance and other claims	(306)	(1,454)	(231)	—	—
Net gain on sale of real estate	(4,994)	(8,031)	(11,969)	(2,108)	(4,350)
Gain on sale of real estate partnership interest	—	—	—	—	(215)
Depreciation and amortization of real estate assets	20,326	18,776	10,979	7,602	7,225
Depreciation and amortization of real estate assets of partnerships	5,689	3,481	4,641	1,892	356
Cumulative effect of change in accounting principle	(326)	—	—	—	—
Distributions from partnerships in excess of investment in the partnerships	(4,142)	(16,257)	(9)	(338)	(41)
Funds from operations[1]	$ 10,444	$ 4,413	$ 9,462	$ 6,884	$ 8,506

(1) Tarragon considers funds from operations ("FFO") to be an appropriate measure of the performance of a portfolio of stabilized real estate investments. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), equals net income (loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We believe that FFO is useful to investors as a measure of the performance of the investment portfolio of a real estate company because, along with cash flows from operating activities, investing activities, and financing activities, it provides investors an understanding of our ability to incur and service debt and to make capital expenditures. We also believe that a clear understanding of our operating results requires examining FFO along with net income (loss) as shown in the Consolidated Financial Statements and Notes, as well as assessing changes in the value of our assets. FFO does not represent cash generated from operating activities in accordance with GAAP, and is not an alternative to net income as an indication of our operating performance or to cash flow as a measure of liquidity, nor is it necessarily indicative of cash available to fund cash needs and cash dividends. Our calculation of FFO may be different from the methods used by other companies and, therefore, may not be comparable to other companies.

Included in FFO for the year ended December 31, 2001, are gains of $1.5 million from the payoff of a note we acquired at a discount and $51,000 on an investment in a mortgage-backed security that was sold in May 2001. Included in FFO for the year ended December 31, 2000, are losses totaling $261,000 resulting from the sale of investments, primarily mortgage-backed securities secured by properties owned by Tarragon. Included in FFO for the years ended December 31, 1998, and 1997, are gains totaling $123,000, and $698,000, respectively, resulting from the sale of investments in marketable equity securities. Included in FFO for the year ended December 31, 2001, are straight-line rents in excess of contract rents of $689,000.

Selected Financial Data (Continued)

December 31,	2001	2000
Estimated Market Value Per Share		
Estimated fair market value of net assets per common share[1]	$ 36.14	$ 31.71
Estimated fully diluted fair market value of net assets per common share[1]	$32.43	$ 28.43

(1) The estimated fair market value of our net assets is based on the estimated fair market values of our real estate and investments in and advances to partnerships. Estimated fully diluted fair market value of net assets per common share has been computed assuming all outstanding stock options have been exercised. Estimated fair market values of our real estate and investments in and advances to partnerships have been determined using the following procedures. For properties with appraisals ordered by lenders in connection with mortgage financing performed within two years for 2000 and within one year for 2001, the appraised values are used. We have estimated the fair market value of our condominium conversion using the unit contract or offering prices less estimated sellings costs and remaining costs of unit renovations. At December 31, 2001, we had closed the sale of 57% of the units, and another 24% were under contract for purchase. For 2000, we estimated the fair market value of one property that was sold in February 2001 at such sale price, and we estimated the fair market values of two properties using current written offers to purchase from third parties. For 2001, we estimated the fair market values of nine properties currently under contract for sale at such contract sale prices. Two of these were sold in February 2002. We estimated the fair market value of a nearly completed commercial property under construction at the amount of a written offer less estimated costs to complete construction. For 2001, we estimated the fair market values of two properties using contract prices from recently terminated sale contracts with third parties. For land and all other properties under development or construction or in initial lease-up, the historical cost basis net carrying values are used. For all other properties, we engaged Marcus & Millichap, a national real estate investment brokerage company, to perform Broker's Opinions of Value, and these values are used. Estimated fair market values of investments in and advances to partnerships reflect Tarragon's interest in the estimated fair market values of the net assets (real estate value less mortgage debt).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Please read this discussion along with the Consolidated Financial Statements and Notes.

Liquidity and Capital Resources

Our principal sources of cash are property operations, borrowings, and proceeds from the sale of properties. We believe these sources will continue to meet our cash requirements, including debt service payments, property maintenance and improvements, development costs for properties under construction, projected purchases of operating properties, dividends on preferred stock, and planned repurchases of common stock. Although we expect these sources of cash to be sufficient to fund planned uses of cash, we have no assurance that the expected sales and refinancings of properties will be completed as planned.

Since the beginning of 1999, proceeds from borrowings generated $285 million from the refinancing of mortgages on directly owned properties, construction loan fundings, and borrowings under line of credit facilities or other non-mortgage debt ($5.4 million of which was advanced by affiliates of William S. Friedman, President, Chief Executive Officer, and Chairman of the Board of Directors of Tarragon). During the same period, joint ventures made $44.5 million in distributions to Tarragon in connection with financing of joint venture properties. The following table provides summary information about borrowings, which are expected to continue to be a key source of cash for Tarragon.

	2001	2000	1999
(in millions)			
Proceeds from mortgage refinancing	$ 37.1	$100.7	$ 29.5
Proceeds from non-mortgage financing	9.4	6.0	6.7
Payoff of existing debt	(35.4)	(79.9)	(13.6)
Net cash proceeds from borrowings	11.6	22.3	32.2
Proceeds from construction loan fundings	43.2	34.2	12.6
Advances (repayment of advances) from affiliates	5.0	1.6	(1.2)
Release payments in connection with sale of condominium units	(16.6)	(3.9)	—
Repayment of advances/distributions from partnerships' financing activities	10.4	29.0	5.1

In the third quarter of 2000, we received $23.3 million from Devonshire Apartment Owners, L.L.C., representing net proceeds from the financing of The Villages at Gateway. We used $19.4 million of these proceeds to pay off a mortgage loan on this property. The rest of the repayment of advances or distributions from partnerships' financing activities in 2001, 2000, and 1999 were related to proceeds from mortgage financing on partnership properties.

Principal payments on notes payable totaling $117.3 million are due in 2002, including $109 million of balloon payments. Of this amount, $21.9 million was paid off in connection with obtaining permanent financing in February 2002 on a new development property that began leasing in 2000, and $5.7 million representing release payments on the 5600 Collins condominium conversion loan has been paid through March 22, 2002, in connection with the sale of 26 condominium units. We intend to pay off or extend the loans as they come due largely through refinancings and, for the $4.8 million remaining of the condominium conversion loan on 5600 Collins, through release payments as we sell the remaining condominium units. We estimate that mortgage refinancing will generate $30 million in net cash proceeds in 2002. We believe we can arrange such new financing as may be needed to repay maturing notes.

During the three years ended December 31, 2001, we received $27 million in net cash proceeds from the sale of real estate. We sold 18 properties and portions of two other properties with an aggregate net carrying amount of $50 million and paid off mortgages totaling $43 million in connection with these transactions. Additionally, we received distributions of $1.8 million in 2001 and $2.7 million in 1999 of proceeds from the sale of two joint venture properties. We estimate proceeds from the projected sale of real estate will provide approximately $45 million during 2002.

Since the beginning of 1999, Tarragon has purchased three completed properties with 284 apartment units and 151,387 square feet of commercial space and five land parcels. Apartment communities with a total of 538 units were constructed on two of the parcels, and a 216-unit apartment community is under construction on another. The aggregate cost of these purchases was $37.2 million, $24.4 million of which was financed with mortgage debt. In the aggregate, cash of $13.7 million was paid at closing of these purchases. In October 2001, we sold a 10% interest in one of the completed apartment communities purchased in 2001 to a third party for $95,000. Due to a change in control upon completing this transaction, we ceased consolidating the property and now account for our investment using the equity method of accounting.

In February 2000, Tarragon effectively acquired Mr. Rohdie's interests in nine partnerships formed with him to build and own luxury apartment communities in Florida, Georgia, and Alabama. Tarragon's contributions and advances, including $6 million in 1999 and $370,000 in 2000, had provided substantially all of the development costs not covered by construction loans. The eight properties owned by these partnerships were contributed to a new operating partnership controlled by Tarragon, and Mr. Rohdie received a preferred interest in this partnership valued at up to $10 million. The aggregate basis allocated to the real estate assets was $110 million, and mortgages assumed totaled $88 million. Mr. Rohdie's preferred interest was initially valued at $5 million (based on the value of five of the ten properties that had then been completed). In 2001, his preferred interest was increased by $3.8 million to reflect completion and revaluation of four more of the properties. For accounting purposes, this increase was treated as an increase in the bases of the properties and an increase in minority interest.

In May 2001, we deconsolidated three of these properties due to a change in control upon entering into a joint venture with Aetna Life Insurance Company. The aggregate amounts removed from our books for real estate was $58 million and for notes payable was $54 million. The initial basis allocated to our investment in the joint venture was $4.9 million. Aetna provided a non-recourse loan of $8.4 million, which is reflected in the above discussion of financing proceeds, and contributed cash of $100,000 to the joint venture, which was distributed to Tarragon.

In 1997, Tarragon formed National Omni Associates, L.P., which purchased 5600 Collins Avenue, a 289-unit high-rise apartment building in Miami Beach, Florida, that is currently undergoing a condominium conversion. We invested $7.6 million ($557,000 in 1999 and $380,000 in 2000) in this partnership. In February 2000, we bought out our partner for $875,000 and began consolidating this property. The basis of the property upon consolidation was $33 million, and the mortgage balance was $26 million. In the second quarter of 2000, we paid off the mortgage on this property through a condominium conversion loan. The cash activity of this refinancing is reflected in the above discussion of proceeds from borrowings. As of December 31, 2001, we had sold 163 units for an aggregate gross selling price of $32.7 million and had an additional 70 units under contract for a total of $17.3 million. After closing costs and release payments on the mortgage, we received net cash proceeds of $2.3 million in 2000 and $8.1 million in 2001. We spent $9.5 million in 2000 and $13.2 million in 2001 on capital improvements and unit renovations in connection with the condominium conversion.

In 1997, Tarragon formed Ansonia Apartments, L.P., with Richard Frary, Joel Mael, Robert Rothenberg, and Saul Spitz. Ansonia purchased 14 apartment properties with an aggregate 2,580 units and a 160,000 square foot historic mill, all located in Connecticut. The cash required to purchase the properties was provided by Tarragon in the form of capital contributions that earn a preferred return of 10.5% per annum and had priority over distributions to the partners. Tarragon made contributions of $7 million in 1999 and $2.5 million in 2000 and received net distributions from the operations of Ansonia's properties of $1.7 million in 2001. As discussed above, Tarragon received distributions from Ansonia of $5.7 million in 2000 and $5.6 million in 2001 from mortgage financing on eight of its properties and $1.8 million in 2001 from the sale of the historic mill. In 2001, the outside partners exercised their option to increase their interest in Ansonia to 30% by making contributions totaling $5.6 million, representing 30% of net contributions made by Tarragon as of August 31, 2001, plus the preferred return, pursuant to a Partnership Interest Agreement. Tarragon loaned the partners $5.3 million of their contributions, and $232,000 was paid in cash, which was then distributed to Tarragon. Unreturned capital of all of the partners now earns a preferred return, and cash flow generated by the partnership is distributed to the partners in accordance with their ownership interests. The outside partners have used distributions from Ansonia since their option exercise to pay down the loans by $2.3 million as of December 31, 2001.

Development costs paid for our consolidated properties under construction (excluding expenditures at 5600 Collins discussed above) were $14.3 million in 1999, $35.7 million in 2000, and $43.8 million in 2001. In 2002, we expect to spend approximately $44.9 million on construction of three apartment communities and one retail property under development that are consolidated, and $41.4 of this amount will be funded by construction loans. Since the beginning of 1999, Tarragon has invested $36.5 million in capital improvements to properties in its consolidated operating real estate portfolio. We plan to spend approximately $7.4 million on capital improvements to our consolidated operating properties in 2002.

During 2000, Tarragon advanced $5.6 million to two joint ventures formed in 2000. One has begun the construction of a 280-unit high-rise luxury condominium development known as Las Olas River House in Ft. Lauderdale, Florida. The other is building a 278-unit apartment community known as Vintage at the Parke in Murfreesboro, Tennessee. Tarragon advanced an additional $8.8 million to these joint ventures in 2001, and Vintage at the Parke began leasing apartments in the fourth quarter of 2001.

Tarragon also advanced funds totaling $2 million to two other newly formed joint ventures in 2000. One of the joint ventures purchased an operating apartment complex in Sacramento, California. Another purchased land for office development in Stratford, Connecticut, adjacent to our Merritt 8 Office Park.

During 2001, Tarragon advanced a total of $3.5 million to two new joint ventures. One is developing a 342-unit apartment complex known as Villa Tuscany in Ocoee, Florida. The other is building a 390-unit apartment community known as The Vintage at Abacoa in Jupiter, Florida.

In 1999, cash dividends of $3.4 million (or $.38 per share) were paid to common stockholders. In December 2000, the Board of Directors discontinued cash dividends on common stock and, in lieu of a cash dividend, declared a 10% stock dividend payable on February 15, 2001, to holders of record on February 1, 2001. In December 2001, the Board declared another 10% stock dividend payable on April 26, 2002, to holders of record on April 15, 2002.

We paid cash dividends of $497,000 in 2001 and $418,000 in 2000 to preferred stockholders.

The Board of Directors has authorized a stock repurchase program. We intend to continue to repurchase shares of our common stock as long as we believe the fair market value of our net assets per share is substantially greater than the market price of our common stock. Since the beginning of 1999, Tarragon has repurchased 1.3 million shares of its common stock in open market and negotiated transactions at a cost of $14.6 million. Subject to market conditions, we expect to repurchase shares of our common stock in 2002 at a rate consistent with that of the prior three years. As of December 31, 2001, Tarragon had authority to repurchase an additional 938,696 common shares.

Results of Operations

2001 compared to 2000.

The most significant factor in comparing results of operations for the year ended December 31, 2001, to those of the corresponding period in 2000 is income of $16.3 million recognized in 2000 in connection with the transfer of ownership of The Villages at Gateway to Devonshire Apartment Owners, L.L.C., in July 2000. This amount represented distribution of financing proceeds in excess of our investment in the joint venture. Tarragon has a noncontrolling interest in Devonshire and accounts for its investment using the equity method. Excluding the impact on earnings of this amount, the deconsolidation of this property resulted in a $262,000 improvement in net operating results in 2001. This amount includes decreases in net rental income (rental revenue less property operating expenses) of $2.1 million and interest expense of $1.5 million because the property's results of operations are no longer consolidated. We also recorded income of $846,000 for the year ended December 31, 2001, representing our equity in the earnings of the joint venture. This property was sold in February 2002 for $32.2 million. Tarragon received $8 million as its share of the net sale proceeds and will recognize income of the same amount in the first quarter of 2002.

In May 2001, we deconsolidated three properties in connection with forming a joint venture with Aetna Life Insurance Company. We experienced an improvement in net operating results of $831,000 associated with these properties. This amount includes decreases in net rental income of $2.6 million, interest expense of $2.2 million, and depreciation of $1.2 million. Additionally, we recorded losses totaling $96,000 for the year ended December 31, 2001, representing our equity in the loss of this joint venture for the period since we formed it. We recorded losses of $56,000 for the year ended December 31, 2000, representing our equity in the losses of the partnerships that owned these properties for the month of January 2000 prior to the time we acquired our outside partner's interests in these partnerships.

Three other properties in which we acquired our outside partner's interests in February 2000 brought decreases totaling $175,000 to our net operating results. This amount includes increases in net rental income of $1.4 million, interest expense of $885,000, and depreciation of $748,000. Additionally, we recorded losses of $66,000 for the year ended December 31, 2000, representing our equity in the losses of the partnerships that owned these properties for the month of January 2000.

We purchased two apartment communities in 2001 that contributed $186,000 to net operating results. We sold a 10% interest in one of the properties to a third party in October 2001, and, since that time, we have used the equity method of accounting to account for our interest in this property. The contribution to net operating results includes increases in net rental income of $793,000, interest expense of $507,000, and depreciation of $158,000. It also includes $58,000 representing our equity in the income of the joint venture that owns one of the properties for the two months ended December 31, 2001.

The sale of seven apartment communities, four commercial properties, and portions of another commercial property during 2000 and 2001 reduced net operating results by $66,000. This decrease is comprised of decreases in net rental income of $1.5 million, interest expense of $1 million, and depreciation of $361,000.

The operations of four recently completed consolidated apartment communities which began operations and lease-up in 2000 or 2001 reduced our net operating results by $1.9 million in 2001 compared to 2000. This amount is comprised of increases in net rental income of $1.8 million, interest expense of $2.1 million, and depreciation of $1.6 million. As of March 18, 2002, occupancy at these properties ranged from 67% to 98%, and income was sufficient to cover debt service and operating expenses other than depreciation.

At December 31, 2001, Tarragon's consolidated apartment properties accounted for 88% of its real estate and included 9,837 operating apartment units, and our consolidated operating commercial properties had an aggregate 1.1 million square feet.

The portfolio of 40 apartment properties with 7,699 units owned for all of 2001 and 2000 reported net rental income of $22.7 million, compared with $21.7 million reported in 2000. Net rental income as a percentage of rental revenue for the 7,699 units was 41.5% in 2001 compared to 41.3% in 2000. Rental revenue for the same store multifamily properties increased $2.1 million, or 3.9%, chiefly due to higher rental rates at some of the properties. Average monthly rental revenue per unit for the same store properties increased 3.9% to $592 from $570. Property operating expenses on a same store basis increased $1.1 million, or 3.7%, primarily due to higher utilities and property insurance costs. Average overall occupancy for apartment communities held in both years increased slightly.

For properties held in both years, interest expense decreased $518,000 primarily due to pay downs or payoffs of several mortgages and decreases in interest rates on our variable rate debt.

An increase in depreciation of $2.1 million resulted from resuming depreciation of seven properties reclassified from held for sale to held for investment in 2001. Most of this amount was to record depreciation for the period during which the properties were classified as held for sale. A decrease in depreciation of $2.1 million was related to two properties reclassified from held for sale to held for investment in December 2000. We resumed depreciating the properties, and an adjustment of $3.6 million was made in December 2000 to record depreciation for the period during which they were being marketed for sale.

Ansonia Apartments, L.P., accounted for an increase in our net operating results of $2.9 million. Of this amount, $831,000 represents our proportionate share of its gain on sale of one of its properties. Property management fees paid to Tarragon since the acquisition of Accord Properties Associates, L.L.C., in January 2001 accounted for an increase of $718,000. The remainder is due to higher occupancy and improved operations at most of its properties following major renovations.

Antelope Pines and Woodcreek Garden brought an additional $3.8 million of income in 2001. These properties' mortgages were refinanced, and the net financing proceeds were distributed to Tarragon. This amount represents proceeds received from the partnerships in excess of Tarragon's investment in the partnerships.

Corporate general and administrative expenses increased $1.6 million in 2001 compared to 2000 primarily due to additional positions relating to development and higher rent in the corporate office in New York, which was relocated in June 2000.

During 2001, we recognized net gains totaling $4.5 million relating to the sale of four properties and portions of two properties. We also recognized a $407,000 deferred gain from the sale of a property in a prior year upon the payment in full of the note receivable from the borrower. During 2000, we recognized gains totaling $8 million on the sale of seven properties and portions of two properties.

In June 2001, we received a net distribution of $2.3 million, after deduction of attorney's fees and expenses, in connection with the settlement of a derivative lawsuit.

We recognized extraordinary expenses of $605,000 in 2001 and $2.7 million in 2000 resulting from exit fees, prepayment penalties, and the write-off of deferred financing expenses associated with refinancings. In October 2001, we recognized an extraordinary gain on debt forgiveness of $420,000 upon the discounted payoff of the mortgage secured by Orlando Central Park.

During 2001, we recognized a net profit of $4.1 million on the sale of 125 condominium units at 5600 Collins Avenue on gross sale revenue of $26 million. During 2000, we purchased our outside partner's interest in this property and began its condominium conversion. Excluding the net profit on condominium sales, this property decreased our net operating results $813,000 in 2001 as net rental income declined $1.6 million partially offset by a decrease in interest expense of $612,000 as the units were renovated to prepare them for sale and an increasing portion of interest expense has been capitalized to the project. Additionally, we recorded a loss of $136,000 in 2000 representing our equity in the loss of the partnership that owned this property for the month of January 2000.

Operating Divisions

Net operating income (rental revenue less property operating expenses before replacements expense) for the 45 same store consolidated properties in the investment group increased slightly to $25.9 million in 2001 from $25.8 million in 2000. A 3% increase in rental revenue chiefly due to higher rental rates was offset by higher property operating expenses, primarily utilities and insurance.

Tarragon uses funds from operations ("FFO"), along with net income or loss computed in accordance with accounting principles generally accepted in the United States, to report the operating results of the properties in its investment division. See "SELECTED FINANCIAL DATA" for the definition of FFO. The same store properties, both consolidated and unconsolidated, in the investment group reported an increase of $1.8 million, or 16%, in FFO. Six properties that were stabilized in 2000 and moved into the investment division in 2001 contributed FFO in 2001 of $3.4 million. Two properties acquired during 2001 contributed $386,000 to FFO for the investment division in 2001.

Included in 2001 FFO was $1.4 million from the Villages at Gateway, a joint venture property that was sold in February 2002. Of nine same store properties in the investment group owned by Ansonia, one that reported a decrease in FFO of $88,000 (primarily due to an increase in interest expense following a refinancing) was sold in February 2002. Another four Ansonia properties that accounted for a combined $393,000 increase are currently under contracts of sale. Three consolidated same store properties in the investment group, reporting a combined net increase of $135,000, are also currently under sales contracts.

2000 compared to 1999.

The significant components of the $1.7 million increase in net operating results between 1999 and 2000 are discussed in the following paragraphs.

The most significant factor affecting results of operations for the year ended December 31, 2000, compared to the corresponding period in 1999 is income of $16.3 million recognized in 2000 in connection with the transfer of ownership of The Villages at Gateway to Devonshire Apartment Owners, L.L.C., in July 2000, as discussed above under "2001 compared to 2000." This transfer of ownership and ceasing consolidation of the property's operations resulted in a $300,000 decrease in net rental income in 2000 compared to 1999.

The properties acquired directly in 1999 and 2000 reduced net operating results by $1.7 million in 2000 over 1999. This amount is comprised of increases in net rental income of $9 million, interest expense of $7.2 million, and depreciation of $3.5 million. An increase in net rental income of $8.8 million came from multifamily properties acquired in 2000. At December 31, 2000, Tarragon's directly owned multifamily properties accounted for 85% of its real estate and included 10,024 operating apartment units. One commercial property acquired in 1999 accounted for an increase of $226,000 in net rental income. At December 31, 2000, Tarragon's directly owned commercial properties totaled 1.7 million square feet.

A $1 million decrease in net rental income resulted from the sale of eight apartment communities and three commercial properties during 1999 and 2000.

The portfolio of 42 apartment properties with 7,808 units owned for all of 2000 and 1999 reported net rental income of $22 million, consistent with that reported in 1999. Net rental income as a percentage of rental revenue for the 7,808 units was 38% in 2000 compared to 43% in 1999. Rental revenue for the same store multifamily properties increased $2 million, or 4%, chiefly due to higher rental rates at some of the properties. Average monthly rental revenue per unit for the same store properties increased 4% to $568 from $547. Property operating expenses on a same store basis increased $2.1 million, or 7%, primarily due to higher cleaning and decorating, repair and maintenance, and replacements expenses. Overall occupancy levels for apartment communities held in both years remained relatively constant.

Net rental income for commercial properties held in both years decreased $600,000, primarily due to higher vacancy at three properties. Occupancy levels for commercial properties held in both years were lower in 2000 than in 1999.

The sale of three of the four buildings of Rancho Sorrento Office Park in January 2000 resulted in a decrease in net rental income of $600,000. We sold the last building at this property in March 2001.

For properties held in both years, interest expense increased $1.6 million due to long term and interim financing, including advances under revolving credit facilities, which increased debt by $30.6 million during 1999 and 2000.

For properties held in both years, depreciation expense increased $4.4 million. An increase of $3.6 million resulted from the reclassification of two properties from held for sale to held for investment in December 2000. This amount was an adjustment to record depreciation expense for the period during which they were classified as held for sale.

The acquisition of additional interests in nine partnerships with Mr. Rohdie in February 2000 contributed to the improvement in earnings. The properties of these nine partnerships were consolidated beginning February 2000. They were accounted for using the equity method during 1999. Most of these properties were in lease-up or under development and reported operating losses in 1999, resulting in an increase in net operating results of $1.5 million. A decrease in net operating results of $940,000 was related to Ansonia Apartments, L.P., in which Tarragon holds a 70% non-controlling interest. Six properties acquired by Ansonia in 1999 reported losses for 2000 as a result of renovation and repositioning activities.

A $795,000 decrease in interest revenue between 2000 and 1999 resulted primarily from the acquisition of Mr. Rohdie's interests in nine partnerships in February 2000. Interest-bearing priority loans to these partnerships were eliminated upon our consolidation of these properties.

In 2000, we recognized a net profit of $1.8 million, or 27% of the gross sale revenue, on the sale of 38 condominium units at 5600 Collins Avenue.

During 2000, Tarragon recognized gains totaling $8 million on the sale of seven properties and portions of two properties. During 1999, Tarragon recognized gains totaling $12 million on the sale of five properties, portions of two other properties, and its share of the gain on the sale of one of its joint venture properties.

Extraordinary expenses of $2.7 million during 2000 and $444,000 in 1999 were incurred because of exit fees or prepayment penalties and write-off of deferred financing expenses in connection with refinancings of mortgage debt.

Allowance for Estimated Losses and Provisions for Losses

Tarragon periodically reviews the carrying values of properties held for sale. Generally accepted accounting principles require that the carrying value of a property held for sale not exceed the lower of its cost or its estimated fair value less costs to sell. In instances where a property's estimated fair value less costs to sell is less than its carrying value at the time of evaluation, we provide an allowance for loss by making a charge against operations. Our review of properties held for sale generally includes selective site inspections, comparing the property's current rents to market rents, reviewing the property's expenses and maintenance requirements, discussions with the property manager, and a review of the surrounding area. We may make adjustments to estimated fair values based on future reviews.

Tarragon also evaluates its properties held for investment for impairment whenever events or changes in circumstances indicate that a property's carrying value may not be recoverable. This evaluation generally consists of reviewing the property's cash flow and current and projected market conditions, as well as changes in general and local economic conditions. If we conclude that a property has been impaired, we reduce its carrying value by making a charge against current earnings in the amount by which the carrying value of the property exceeds its estimated fair value.

Investments in Joint Ventures Accounted for Using the Equity Method

Tarragon has investments in 17 partnerships or joint ventures that it does not control. The outside partners have significant participating rights, as defined by the Financial Accounting Standards Board's Emerging Issues Task Force in its 96-16 Abstract. The net effect of not consolidating these joint ventures has been to reduce consolidated total assets, total liabilities, and gross revenues and expenses but has had no effect on reported net income.

Environmental Matters

Under federal, state, and local environmental laws, ordinances, and regulations, Tarragon may be liable for removal or remediation costs, as well as other costs (such as fines or injuries to persons and property) where our employees may have arranged for removal, disposal, or treatment of hazardous or toxic substances. In addition, environmental laws impose liability for release of asbestos-containing materials into the air, and third parties can seek recovery from Tarragon for personal injury associated with those materials. We are not aware of any liability relating to these matters that would have a material adverse effect on our business, financial position, or results of operations.

Tax Matters

For the 1999 tax year, we elected and, in our opinion, qualified to be taxed as a Real Estate Investment Trust, as that term is defined in Sections 856 through 860 of the Internal Revenue Code of 1986. A REIT is required to distribute at least 95% of its REIT taxable income, plus 95% of its net income from foreclosure property, as defined in Section 857 of the Internal Revenue Code of 1986, on an annual basis to stockholders. We terminated our status as a REIT effective as of December 1, 1999, the beginning of our 2000 tax year.

Risks Associated with Forward-Looking Statements Included in this Annual Report

In addition to historical information, this Annual Report contains forward-looking statements. Forward-looking statements are expressions of our current beliefs and expectations, based on information currently available to us, estimates and projections about our industry, and certain assumptions made by our management. These statements are not historical facts. We use words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions to identify our forward-looking statements.

Because we are unable to control or predict many of the factors that will determine our future performance and financial results, including future economic, competitive, and market conditions, our forward-looking statements are not guarantees of future performance. They are subject to risks, uncertainties, and errors in assumptions that could cause our actual results to differ materially from those reflected in our forward-looking statements. We believe that the assumptions underlying our forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements. They only reflect our view and expectations as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statement in light of new information, future events, or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

Tarragon is exposed to market risk from changes in interest rates that may adversely affect our financial position, results of operations, and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage such exposure through our regular operating and financing activities. We do not trade or speculate in financial instruments.

At December 31, 2001, Tarragon had approximately $213 million of variable rate debt. The primary base rate is the 30-day LIBOR. Using this balance of debt, if LIBOR or any other indexes on which the rates are based increased by 100 basis points (1%), our pre-tax earnings and cash flows would decrease by approximately $2.13 million. On the other hand, if interest rates decreased by 100 basis points, our pre-tax earnings and cash flows would increase by approximately $2.13 million.

At December 31, 2001, unconsolidated partnerships had approximately $95 million of variable rate debt. A 100 basis point increase in the index on which the rates are based would reduce our pre-tax earnings by approximately $312,000 (based on our current operations-sharing ratios in the partnerships and the current level of interest capitalized), while a 100 basis point decrease would increase our pre-tax earnings by approximately $312,000. Assuming these partnerships distribute all of their available cash to the partners, our cash flow would be changed by $544,000.

Report of Independent Public Accountants

To the Board of Directors of Tarragon Realty Investors, Inc.

We have audited the accompanying consolidated balance sheets of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tarragon Realty Investors, Inc., and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 to the accompanying consolidated financial statements, the Company changed its method of accounting for derivative instruments effective January 1, 2001.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule III is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Dallas, Texas
March 29, 2002

Consolidated Balance Sheets

Tarragon Realty Investors, Inc.

December 31,	2001	2000
(dollars in thousands)		
Assets		
Real estate held for sale, net of accumulated depreciation of $7,950 in 2001 and $13,584 in 2000 (including homebuilding inventory of $31,412 in 2001 and $37,926 in 2000)	$ 60,644	$ 67,555
Less—allowance for estimated losses	—	(71)
	60,644	67,484
Real estate held for investment, net of accumulated depreciation of $80,760 in 2001 and $62,681 in 2000	373,501	395,351
Investments in and advances to partnerships	31,297	29,882
Cash and cash equivalents	8,989	4,141
Restricted cash	6,775	7,597
Other assets, net	22,564	16,477
	$ 503,770	$ 520,932
Liabilities and Stockholders' Equity		
Liabilities		
Notes, debentures, and interest payable (including $11,815 in 2001 and $6,758 in 2000 due to affiliates)	$ 399,956	$ 426,285
Other liabilities	21,467	15,295
	421,423	441,580
Commitments and contingencies		
Minority interest	9,229	5,226
Stockholders' equity		
Common stock, $0.01 par value; authorized shares, 20,000,000; shares outstanding, 7,427,426 in 2001 and 7,590,112 in 2000 (after deducting 3,793,950 in 2001 and 3,782,218 in 2000 held in treasury)	74	76
Special stock, $0.01 par value; authorized shares, 7,500,000; shares outstanding, none	—	—
Preferred stock, $.01 par value; authorized shares, 2,500,000; shares outstanding, 571,527 in 2001 and 588,274 in 2000; liquidation preference, $6,858 in 2001 and $7,059 in 2000, or $12 per share	6	6
Paid-in capital	300,627	302,205
Retained deficit	(227,589)	(228,161)
	73,118	74,126
	$ 503,770	$ 520,932

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Operations

Tarragon Realty Investors, Inc.

For the Years Ended December 31,	2001	2000	1999
(dollars in thousands, except per share data)			
Revenue			
Rentals	$ 84,020	$ 86,990	$72,977
Condominium unit sales	25,950	6,704	—
Interest (including $130 in 2001 from affiliates)	338	189	984
Management fees	518	376	511
Equity in income (loss) of partnerships	7,819	16,081	(716)
	118,645	110,340	73,756
Expenses			
Property operations	44,983	45,582	37,763
Costs of condominium unit sales	21,859	4,907	—
Interest (including $397 in 2001, $425 in 2000, and $360 in 1999 to affiliates)	27,762	30,146	21,458
Depreciation	19,597	18,083	10,645
Provision for losses	—	371	—
Amortization of goodwill	670	507	508
General and administrative			
Corporate	7,839	6,193	5,687
Property	3,473	3,724	3,844
	126,183	109,513	79,905
Income (loss) before minority interest in income of consolidated partnership, net gain on sale of real estate, gain (loss) on investments, insurance and other claims, litigation settlement, extraordinary items, and cumulative effect of change in accounting principle	(7,538)	827	(6,149)
Minority interest in income of consolidated partnership	(520)	(356)	—
Net gain on sale of real estate	4,994	8,031	11,969
Gain (loss) on investments	1,551	(261)	—
Insurance and other claims	306	1,454	231
Litigation settlement	2,295	(40)	(350)
Income from continuing operations	1,088	9,655	5,701
Extraordinary items	(185)	(2,697)	(444)
Cumulative effect of change in accounting principle	326	—	—
Net income	1,229	6,958	5,257
Dividends on cumulative preferred stock	(657)	(418)	—
Net income available to common stockholders	$ 572	$ 6,540	$ 5,257
Other comprehensive income:			
Net income	$ 1,229	$ 6,958	$ 5,257
Unrealized net gains (losses) on marketable equity securities	—	(22)	50
Realized losses on marketable equity securities	—	62	—
Comprehensive income	$ 1,229	$ 6,998	$ 5,307

The accompanying notes are an integral part of these Consolidated Financial Statements.

For the Years Ended December 31,	2001	2000	1999
(dollars in thousands, except per share data)			
Earnings per common share			
Income from continuing operations available to common stockholders	$ .06	$1.15	$ .64
Extraordinary items	(.02)	(.34)	(.05)
Cumulative effect of change in accounting principle	.04	—	—
Net income available to common stockholders	$ .08	$ .81	$ .59
Weighted average shares of common stock used in computing earnings per share	7,480,588	8,035,555	8,907,469
Earnings per common share—assuming dilution			
Income from continuing operations available to common stockholders	$ .05	$1.14	$ .63
Extraordinary items	(.02)	(.33)	(.05)
Cumulative effect of change in accounting principle	.04	—	—
Net income available to common stockholders	$ .07	$ .81	$ .58
Weighted average shares of common stock used in computing earnings per share—assuming dilution	7,628,183	8,110,332	9,014,309

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Tarragon Realty Investors, Inc.

	Preferred Stock		Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
(dollars in thousands)								
Balance, December 31, 1998	—	$—	8,467,260	$85	$305,098	$(228,408)	$(90)	$76,685
Repurchase of common stock	—	—	(490,737)	(5)	(5,692)	—	—	(5,697)
Dividends on common stock ($0.38 per share)	—	—	—	—	—	(3,424)	—	(3,424)
Stock options exercised	—	—	17,476	—	122	—	—	122
Net income recognized in other comprehensive income (loss)	—	—	—	—	—	—	50	50
Net income	—	—	—	—	—	5,257	—	5,257
Balance, December 31, 1999	—	—	7,993,999	80	299,528	(226,575)	(40)	72,993
Exchange of preferred stock for common stock	596,836	6	(596,836)	(6)	—	—	—	—
Repurchase of common stock	—	—	(549,652)	(5)	(5,673)	—	—	(5,678)
Retirement of preferred stock	(8,562)	—	—	—	(87)	—	—	(87)
Stock options exercised	—	—	55,412	—	318	—	—	318
Common stock dividend	—	—	687,189	7	8,119	(8,126)	—	—
Dividends on cumulative preferred stock ($0.70 per share)	—	—	—	—	—	(418)	—	(418)
Net income recognized in other comprehensive income (loss)	—	—	—	—	—	—	40	40
Net income	—	—	—	—	—	6,958	—	6,958
Balance, December 31, 2000	588,274	6	7,590,112	76	302,205	(228,161)	—	74,126
Repurchase of common stock	—	—	(265,708)	(3)	(3,178)	—	—	(3,181)
Retirement of preferred stock	(41,747)	—	39,875	—	(53)	—	—	(53)
Stock options exercised	—	—	63,147	1	361	—	—	362
Acquisition of Accord Properties Associates, LLC	25,000	—	—	—	1,292	—	—	1,292
Dividends on cumulative preferred stock ($1.20 per share)	—	—	—	—	—	(657)	—	(657)
Net income	—	—	—	—	—	1,229	—	1,229
Balance, December 31, 2001	571,527	$ 6	7,427,426	$74	$300,627	$(227,589)	$ —	$73,118

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Tarragon Realty Investors, Inc.

For the Years Ended December 31,	2001	2000	1999
(dollars in thousands)			
Cash Flows from Operating Activities			
Net income	$ 1,229	$ 6,958	$ 5,257
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Cumulative effect of change in accounting principle	(326)	—	—
Noncash extraordinary items	50	677	248
Extraordinary items of unconsolidated partnerships	100	1,015	196
Insurance and other claims	(306)	(1,454)	(231)
(Gain) loss on investments	(1,551)	261	—
Net gain on sale of real estate	(4,994)	(8,031)	(11,969)
Minority interest in income of consolidated partnership	520	356	—
Provision for losses	—	371	—
Depreciation and amortization	23,001	21,458	13,380
Equity in (income) loss of partnerships	(7,819)	(16,081)	716
Interest on advances to partnerships	—	(37)	(798)
Noncash compensation related to stock options exercised	—	—	37
(Increase) decrease in condominium development costs	7,447	(4,684)	—
Changes in other assets and other liabilities, net of effects of non-cash investing and financing activities:			
(Increase) decrease in interest receivable	(9)	2	364
(Increase) decrease in other assets	(2,730)	(4,047)	1,039
Increase in other liabilities	2,338	177	806
Increase (decrease) in interest payable	(205)	302	53
Net cash provided by (used in) operating activities	16,745	(2,757)	9,584
Cash Flows from Investing Activities			
Acquisition of real estate	(4,840)	(6,046)	(2,244)
Acquisition of Accord Properties Associates, LLC	(300)	—	—
Proceeds from sale of real estate	5,833	11,678	9,353
Real estate development costs and improvements	(51,376)	(49,038)	(22,899)
Earnest money deposits (paid) refunded, net	(43)	(1,207)	132
Note receivable collections	4,875	392	136
Investments in marketable equity securities	—	—	(372)
Proceeds from sale of marketable equity securities	—	488	—
Distribution from partnerships' investing activities	1,814	—	2,688
Net contributions and advances to partnerships	(6,597)	(8,986)	(16,587)
Distributions to minority partner of consolidated partnership	(267)	(130)	—
Net cash (used in) investing activities	(50,901)	(52,849)	(29,793)

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Continued)

Tarragon Realty Investors, Inc.

For the Years Ended December 31,	2001	2000	1999
(dollars in thousands)			
Cash Flows from Financing Activities			
Proceeds from borrowings	$ 89,043	$ 142,197	$ 48,763
Payments on mortgage notes payable	(62,123)	(107,841)	(18,861)
Advances (repayment of advances) from affiliates, net	5,021	1,640	(1,198)
Margin account (repayments), net	(260)	(2,794)	(1,696)
Replacement escrow receipts (deposits), net	258	556	(1,255)
Distributions from partnerships' financing activities	10,434	29,021	5,057
Repurchase of shares of common stock	(3,181)	(5,678)	(5,697)
Retirement of preferred stock	(53)	(87)	—
Proceeds from the exercise of stock options	362	318	122
Dividends to common stockholders	—	(1,118)	(3,517)
Dividends to preferred stockholders	(497)	(418)	—
Net cash provided by financing activities	39,004	55,796	21,718
Net increase in cash and cash equivalents	4,848	190	1,509
Cash and cash equivalents, beginning of year	4,141	3,951	2,442
Cash and cash equivalents, end of year	$ 8,989	$ 4,141	$ 3,951
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 26,508	$ 29,135	$ 19,282

The accompanying notes are an integral part of these Consolidated Financial Statements.

For the Years Ended December 31,	2001	2000	1999
(dollars in thousands)			
Supplemental Schedule of Noncash			
Investing and Financing Activities:			
Changes in assets and liabilities in connection with the purchase of real estate:			
Real estate	$ 18,846	$ 150,853	$ 11,961
Restricted cash	468	609	—
Investments in and advances to partnerships	—	(21,087)	—
Other assets	170	1,599	366
Notes and interest payable	(14,420)	(119,704)	(9,950)
Other liabilities	(224)	(1,224)	(133)
Minority interest	—	(5,000)	—
Cash paid	$ 4,840	$ 6,046	$ 2,244
Assets written off and liabilities released in connection with the sale of real estate:			
Real estate	$ 12,702	$ 22,018	$ 15,642
Allowance for estimated losses	(71)	(355)	—
Other assets	(873)	(235)	412
Notes and interest payable	(10,868)	(17,396)	(15,062)
Other liabilities	(51)	(385)	(385)
Net gain on sale	4,994	8,031	8,746
Cash received	$ 5,833	$ 11,678	$ 9,353
Effect on assets and liabilities of the deconsolidation of properties in connection with forming joint ventures:			
Real estate	$(65,414)	$ (7,639)	$ —
Investments in and advances to partnerships	5,737	7,889	—
Other assets	(1,349)	(629)	—
Notes and interest payable	60,390	—	—
Other liabilities	636	379	—
	$ —	$ —	$ —
Loans to Ansonia partners for option exercise	$ 5,327	$ —	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

The accompanying Consolidated Financial Statements of Tarragon Realty Investors, Inc., its subsidiaries, and consolidated partnerships and joint ventures have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"), the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the years then ended unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts. Certain balances for 2000 and 1999 have been reclassified to conform to the 2001 presentation.

Note 1. Summary of Significant Accounting Policies

Organization and Company business. Tarragon Realty Investors, Inc., is a Nevada corporation incorporated April 2, 1997, and the successor in interest to National Income Realty Trust ("NIRT") and Vinland Property Trust ("Vinland"). NIRT, a California business trust, was organized on October 31, 1978, and commenced operations on March 27, 1979, investing in income-producing real estate through acquisitions, leases, and partnerships. Vinland was a California business trust established July 18, 1973, and commenced operations April 2, 1974. Vinland was formed to invest in commercial and multifamily real estate.

Basis of consolidation. The Consolidated Financial Statements include the accounts of Tarragon, its subsidiaries, and partnerships and joint ventures it controls. All significant intercompany transactions and balances have been eliminated.

Real estate and depreciation. Real estate held for sale is carried at the lower of cost or estimated fair value less estimated costs to sell. Real estate held for investment is carried at cost unless an impairment is determined to exist, as discussed below. Impaired properties are written down to their estimated fair values. Foreclosed real estate is initially recorded at new cost, defined as the fair value of the collateral property. We capitalize property improvements and major rehabilitation projects that increase the value of the respective property and have useful lives greater than one year, except for individual expenditures less than $10,000 that are not part of a planned renovation project. Under this policy, during 2001, expenditures of $8.6 million were capitalized, and property replacements of $2.7 million were expensed. Property replacements include, but are not limited to, such items as landscaping, common area improvements, and apartment upgrades. Depreciation is provided against real estate held for investment by the straight-line method over the estimated useful lives of the assets, ranging from three to 40 years. Real estate held for sale is not depreciated.

We capitalize interest on funds used in constructing property from the date of initiation of construction activities through the time the property is ready for leasing. We also capitalize property taxes and insurance costs during the construction period. Interest, property taxes, and insurance expenditures of $3.2 million, $4.9 million, and $509,000 were capitalized during 2001, 2000, and 1999, respectively.

We periodically evaluate whether events or changes in circumstances indicate that the carrying value of any of our properties held for investment may not be recoverable. This evaluation generally consists of a review of the property's cash flow and current and projected market conditions, as well as any changes in general and local economic conditions. If an impairment loss exists based on the results of this review, a loss is recognized by a charge against current earnings and a corresponding reduction in the respective asset's carrying value. The amount of this impairment loss is equal to the amount by which the carrying value of the property exceeds the estimated fair value.

Properties we are marketing for sale and for which executed contracts for sale are in place are reclassified to held for sale. These properties remain classified as held for sale until sold or until we decide to discontinue marketing efforts. When a property is reclassified from held for sale to held for investment, depreciation expense is recorded for the period during which it was classified as held for sale. When properties are reclassified between the held for investment and held for sale categories, if the estimated fair value of the property is less than the carrying value, a new basis is established at the estimated fair value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which, among other things, supersedes SFAS No. 121. SFAS No. 144 requires operating results for assets held for sale to be presented as discontinued operations for current and all prior years presented. SFAS No. 144 also changes the rules for impairment testing of real estate held for investment by requiring the use of a probability weighted approach to determine the holding period for purposes of estimating undiscounted cash flows. We will adopt this statement effective January 1, 2002, and do not expect it to have a material effect on reported net income.

Allowance for estimated losses. Valuation allowances are provided for estimated losses on notes receivable and properties held for sale to the extent that the investment in the notes or properties exceeds our estimate of fair value less estimated selling costs of the collateral securing the notes or the properties. The provisions for losses are based on estimates, and actual losses may vary from current estimates. The estimates are reviewed periodically. Any additional provision we determine to be necessary or the reversal of any existing allowance no longer required is recorded by a charge or credit to current earnings.

Cash equivalents. We consider all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Restricted cash. Restricted cash is primarily escrow accounts, generally held by the lenders of certain of our mortgage notes payable, for taxes, insurance, and property repairs and replacements.

Other assets. Other assets consist primarily of notes and interest receivable, tenant accounts receivable, deferred borrowing costs, prepaid leasing commissions, and goodwill. Deferred borrowing costs are amortized on the straight-line method (which approximates the effective interest method) over the related loan terms, and such amortization is included in interest expense. Prepaid leasing commissions are amortized to leasing commission expense, included in property operating expenses, on the straight-line method over the related lease terms.

Goodwill was recorded in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties Associates and has been amortized on the straight-line method. SFAS No. 142, "Goodwill and Other Intangible Assets," becomes effective for us on January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized as expenses of operations but rather carried on the balance sheet as permanent assets. These assets will be subject to at least annual assessment for impairment by applying a fair-value-based test. Amortization of goodwill and other indefinite-lived intangible assets amounted to $670,000, $507,000, and $508,000 for 2001, 2000, and 1999, respectively. These amounts, under SFAS No. 142, will not be recorded in years after 2001. We are developing plans to determine fair values of our reporting units and will assess whether an impairment charge is warranted as of January 1, 2002, or at any other assessment dates. At December 31, 2001, goodwill and other intangible assets with indefinite useful lives in the amount of $2.4 million are included in "Other assets, net" in the accompanying Consolidated Balance Sheets.

Revenue recognition. Rental, interest, and management fee revenue are recognized when earned. Included in "Other liabilities" in the accompanying Consolidated Balance Sheet as of December 31, 2001, is deferred revenue of $498,000 related to long term laundry and cable service contracts. This deferred revenue is being amortized to income on the straight-line basis over the terms of the contracts.

Gains on sales of real estate are recognized when and to the extent permitted by SFAS No. 66 "Accounting for Sales of Real Estate." Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using the deposit, installment, cost recovery, or financing method, whichever is appropriate.

Investments in noncontrolled partnerships and joint ventures. We use the equity method to account for investments in partnerships and joint ventures we do not control. Under the equity method, our initial investments are increased by our proportionate share of the partnerships' operating income and additional advances and decreased by our proportionate share of the partnerships' operating losses and distributions received. All significant intercompany transactions have been eliminated.

Earnings per common share. Net income per share of common stock is computed based upon the weighted average number of shares outstanding during each year. All share and per share data for 1999 have been restated to give effect to a 10% stock dividend declared in December 2000. See NOTE 11. "EARNINGS PER COMMON SHARE."

Fair value of financial instruments. SFAS No. 107 "Disclosures About Fair Value of Financial Instruments" requires us to disclose the estimated fair values of our financial instrument assets and liabilities.

Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2001 and 2000. Considerable judgment is necessary to interpret market data and develop estimated fair values. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values. For these reasons, the estimated fair values presented may differ significantly from the actual amounts we may realize or pay.

As of December 31, 2001 and 2000, we estimate that the carrying amounts for cash and cash equivalents and restricted cash approximate fair value because of the short maturities of those instruments. In addition, the carrying amounts of notes receivable and other liabilities approximate fair value. The fair values of notes payable are estimated by discounting future expected cash flows using current rates for loans with similar terms and maturities. See NOTE 7. "NOTES, DEBENTURES, AND INTEREST PAYABLE" for the disclosure of fair values of notes payable.

Stock option plans. We measure any compensation costs associated with the issue of stock options using the guidance provided by Accounting Principles Board's Opinion No. 25 ("APB No. 25"). Under APB No. 25, compensation costs related to stock options issued pursuant to compensatory plans are measured based on the difference between the quoted market price of the stock at the measurement date (ordinarily the date of grant) and the exercise price and should be charged to expense over the periods during which the grantee performs the related services. Except for options granted as purchase consideration in connection with the acquisition of Tarragon Realty Advisors in November 1998 and Accord Properties Associates, LLC, in January 2001, all stock options issued to date have exercise prices equal to the market price of the stock at the dates of grant. See NOTE 12. "STOCK OPTIONS."

Recent accounting pronouncements. On December 31, 1998, we adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The provisions of this pronouncement had no effect on our financial statements as, at the time, we considered rental real estate to be our only operating segment and managed our business accordingly. In 2000, we began to manage our business with two operating segments. See NOTE 19. "SEGMENT REPORTING."

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This pronouncement establishes accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. We adopted this pronouncement effective January 1, 2001. Our reverse repurchase agreement with an investment bank described in NOTE 7. "NOTES, DEBENTURES, AND INTEREST PAYABLE" was a derivative. The initial valuation adjustment of $326,000 was recorded as a cumulative effect of a change in accounting principle in 2001. Changes in the fair value of the underlying derivative instrument were recorded in current earnings during 2001 through the date we terminated the agreement.

Note 2. Allowance for Estimated Losses and Provisions for Losses

Activity in the allowance for estimated losses was as follows:

	2001	2000
Balance January 1	$ 71	$1,156
Amounts charged off	(71)	(355)
Provision for losses	—	(730)
Balance December 31	$ —	$ 71

Amounts charged off in 2000 relate to the sale of a tract of land in Frisco, Texas. In December 2000, we recorded a $71,000 provision for loss to reduce the carrying value of Park Norton Apartments to the net sale proceeds received in February 2001. This amount was charged off in 2001. We also recorded a provision for losses credit of $801,000 in 2000 to reverse the remaining allowance for estimated losses which was determined to be no longer required against properties held for sale.

In addition to the provision for losses activity reflected above related to the allowance for estimated losses, in December 2000, we recorded a provision for loss of $1.6 million to write down the carrying value of Jackson Square Shopping Center to its estimated fair value. We also recorded a provision for loss credit of $509,000 to reverse allowances for estimated losses which were determined to no longer be required against notes receivable, which are presented with "Other assets" in the accompanying Consolidated Balance Sheets.

Note 3. Minority Interest

In February 2000, Tarragon acquired the interests of Robert C. Rohdie and certain of his affiliates in ten apartment communities for a total value of up to $10 million. Mr. Rohdie, Tarragon's joint venture partner in the development of these projects, contributed his equity interests to an operating partnership formed by Tarragon in exchange for a preferred interest in the operating partnership, initially valued at $5 million, based on the value of five of the ten properties that had been completed. His preferred interest earns a guaranteed fixed return of $200,000 for the first two years, increasing by $40,000 per year for the next five years, plus an annual amount equal to dividends payable on 98,160 shares of Tarragon common stock. The number of shares of common stock on which Mr. Rohdie's return is based was increased to 107,975 to give effect to the 10% stock dividend declared in December 2000.

On completion and lease-up of each of five identified apartment communities under construction or in advanced stages of development planning at February 2000, Mr. Rohdie was to receive an additional preferred interest in the operating partnership valued at up to $5 million. In January 2001, we increased his preferred interest by $1.5 million to reflect completion and revaluation of two of the properties. In July 2001, we increased his preferred interest by another $2.25 million to reflect completion and lease-up of another two properties. These increases added $150,000 to his annual guaranteed fixed return, with five annual increases of $30,000 after the first two years, and increased the number of shares of common stock on which his return is based by 80,982. Mr. Rohdie received distributions of $130,000 in 2000, $267,500 in 2001, and $87,500 in January 2002 under terms of the operating agreement.

Mr. Rohdie can convert his preferred interest in the operating partnership into 188,957 shares of our common stock and preferred stock with a face value of $7 million and a like dividend to his guaranteed fixed return from the operating partnership. If we do not have available an issue of preferred stock outstanding at the time of the conversion, or at our discretion, we may pay the cash value of Mr. Rohdie's preferred interest over three years.

Mr. Rohdie's interest in the operating partnership is presented as a minority interest. The guaranteed fixed return payable to Mr. Rohdie is being recorded based on an annual effective yield of 8.51% and is reflected in "Minority interest in income of consolidated partnership" in the accompanying Statement of Operations for the years ended December 31, 2001 and 2000.

Note 4. Real Estate and Depreciation

Purchases of completed properties for the last three years are summarized in the following table. These properties are located in the same geographic areas where we currently operate and were acquired in separate transactions from unaffiliated sellers.

Property	Location	Date Acquired	Units	Square Footage	Cost of Acquisition Cash	Debt
2001 Acquisitions:						
Liberty Building	New Haven, CT	Jan-01	123	67,445	$ 974	$ 6,770 (1)
Forest Park Apartments	Rocky Hill, CT	Oct-01	161	143,050	1,392	7,650
			284	210,495	2,366	14,420
1999 Acquisition:						
Orlando Central Park	Orlando, FL	May-99	—	151,387	1,701	8,000
			284	361,882	$4,067	$22,420

(1) In October 2001, we transferred ownership of this property to a joint venture.

The following table summarizes information related to sales of consolidated properties for the last three years. Net cash proceeds reflect net cash received from each sale after closing costs and mortgage payoffs (where applicable):

Date of Sale	Property	Sale Price	Net Cash Proceeds (Paid)	Gain (Loss) on Sale
2001 Sales:				
Feb-01	Park Norton Apartments	$ 1,019	$ 373	$ — [1]
Mar-01	Rancho Sorrento Office Park	4,050	1,484	499 [2]
Apr-01	K-Mart in Charlotte, NC	375	354	174 [2]
Jul-01	K-Mart in Temple Terrace, FL	7,729	1,871	1,902
Nov-01	Cornell Apartments	4,100	1,468	1,919
Dec-01	Midland Plaza	950	283	(22) [3]
		18,223	5,833	4,472 [4]
2000 Sales:				
Jan-00	Rancho Sorrento Office Park	6,450	3,758	38 [2]
Feb-00	K-Mart in Charlotte, NC	175	27	59 [2,5]
May-00	K-Mart in Charlotte, NC	1,099	1,038	281 [2]
Sep-00	Bryan Hill Apartments	5,200	844	2,506
Oct-00	Fenway Hall Apartments	2,200	830	503
Nov-00	Riverside Place Apartments	8,325	3,098	4,124
Dec-00	Mariposa Manor Apartments	759	1	20
Dec-00	Park Place Apartments	722	586	104
Dec-00	Tarzana Towne Plaza	3,800	400	396 [6]
Dec-00	Vintage at Legacy—Phase II	2,425	1,096	—
		31,155	11,678	8,031
1999 Sales:				
Jan-99	University Center	575	557	338 [2]
Apr-99	The Phoenix Apartments	2,650	2,272	404
Apr-99	K-Mart in Thomasville, GA	1,610	593	14
May-99	One Turtle Creek Office Complex	9,700	3,245	3,162
May-99	K-Mart in Charlotte, NC	1,100	(214)	326 [2]
Aug-99	Woodcreek Apartments in Denver, CO	7,100	2,039	4,302
Oct-99	Woodbrier Apartments	3,030	778	200
		25,765	9,270	8,746 [7]
		$75,143	$26,781	$21,249

(1) Tarragon provided the buyer with financing of $100,000. We recorded a $71,000 provision for loss in 2000 against this property.

(2) These were partial sales of the properties.

(3) Tarragon provided the buyer with financing of $590,000.

(4) Does not include recognition of previously deferred gains.

(5) Tarragon provided the buyer with financing of $140,000.

(6) Tarragon provided the buyer with financing of $533,000.

(7) Does not include the sale of a land parcel in Orangeburg, South Carolina, with net cash proceeds of $83,000 and no loss in excess of amounts previously provided.

In 2001, we paid $3 million to obtain a sixty-year lease on a 3.59 acre tract of land in Paramus, New Jersey. Monthly lease payments of $19,167 commenced December 2001. The monthly lease payment increases to $21,667 in December 2002 and by 10% every five years thereafter. We have begun construction of a 34,381 square foot shopping center which will be leased to Starbucks, TD Waterhouse, Cingular Wireless, and The Container Store. The land lease is treated as an operating lease for accounting purposes. Total development costs are estimated at $8 million, of which $6.7 million will be funded by a construction loan.

In December 2001, we acquired a 15.63 acre tract of land in John's Island, South Carolina, and will construct a 216-unit apartment complex at a cost of approximately $17 million, of which $14.7 million will be funded from a construction loan.

During 2001, we completed construction of The Vintage at Lake Lotta with 199 units in Ocoee, Florida; The Vintage at Plantation Bay with 240 units in Jacksonville, Florida; and The Vintage at Tampa Palms with 298 units in Tampa, Florida. Land for The Vintage at Lake Lotta was acquired in connection with the acquisition of partnership interests of Mr. Rohdie described in NOTE 3. "MINORITY INTEREST." Land for The Vintage at Plantation Bay was purchased in June 2000 for $2.2 million. Land for The Vintage at Tampa Palms was purchased in August 2000 for $4.2 million. Total development costs for the three properties were $18 million, $15.1 million, and $23.5 million, respectively.

In 2001, we began construction on The Vintage at Madison Crossing with 178 units in Huntsville, Alabama. Land for this property was also acquired in connection with the acquisition of partnership interests of Mr. Rohdie. Total development costs for this property are estimated at $10.5 million, of which $9.5 million will be funded by a construction loan.

In December 2000, we purchased an addition to our K-Mart Shopping Center in Temple Terrace, Florida, (sold in 2001, as described above) from our tenant for $3.6 million. The tenant had constructed the expansion. As part of the transaction, we obtained new financing of $5.6 million, paid off the existing mortgage, and received net cash proceeds of $1.3 million.

Properties we believe have peaked in value or can no longer operate efficiently within our portfolio have been placed on the market for sale. We cease depreciating the properties in the month following their reclassification to held for sale. Conversely, Tarragon has identified certain properties previously classified as held for sale and reclassified them to held for investment. Tarragon made the decision not to pursue selling these properties due to the availability of favorable long term fixed rate financing. We resume depreciating these properties in the month of their reclassification, and depreciation expense is adjusted to record depreciation for the time during which the properties were classified as held for sale.

The estimated fair values of the properties reclassified between held for investment and held for sale during 2001, 2000, and 1999 exceeded their carrying values at the time of determination to reclassify, so no losses were recognized upon their reclassification. At December 31, 2001, we have seven properties with an aggregate net carrying value of $60.6 million classified as held for sale, including one property in homebuilding inventory with a net carrying value of $31.4 million. Aggregate net income for the years ended December 31, 2001, 2000, and 1999, for properties held for sale as of December 31, 2001 (excluding homebuilding inventory), was $1.1 million, $684,000, and $719,000, respectively. Operations for these properties include rental revenue, property operating expenses, interest expense, and depreciation expense (prior to their reclassification to held for sale). For a listing of properties held for sale at December 31, 2001, see Schedule III.

The 289 apartment units at 5600 Collins have been undergoing conversion to condominiums. As of December 31, 2001, we had 81% of the units sold or under contract to sell for a total of $49.9 million. The number of units sold, the aggregate sales, the net profit, and net cash proceeds (after closing costs and release payments on the mortgage) were as follows:

For the Years Ended December 31,	2001	2000
Number of units sold	125	38
Aggregate sales	$25,950	$ 6,704
Net profit	4,091	1,797
Net cash proceeds	8,122	2,339

Note 5. Investments in and Advances to Partnerships

Investments in and advances to partnerships consisted of the following at December 31:

	2001	2000
801 Pennsylvania Avenue	$ 63	$ 26
Ansonia Apartments, L.P.	2,708	15,167
Ansonia Liberty, L.L.C.	747	—
Antelope Pines Estates, L.P.	(61)	428
Calistoga Ranch Owners, L.L.C.	—	400
Danforth Apartment Owners, L.L.C.	480	—
Devonshire Apartment Owners, L.L.C.	—	—
Guardian-Jupiter Partners, Ltd.	3,030	—
Lake Sherwood Partners, L.L.C.	460	—
Larchmont Associates, L.P.	2,191	2,186
Merritt 8 Acquisitions, L.L.C.	2,417	2,392
Merritt Stratford, L.L.C.	518	518
One Las Olas, Ltd.	12,683	4,532
Sacramento Nine	529	908
Stone Creek Associates I, L.L.C.	768	1,572
Summit/Tarragon Murfreesboro, L.L.C.	1,500	850
Tarragon Savannah I & II, L.L.C.	2,675	—
Vineyard at Eagle Harbor, L.L.C.	691	—
Woodcreek Garden Apartments, L.P.	(102)	903
	$31,297	$29,882

We hold noncontrolling interests in each of the above partnerships or joint ventures or our outside partners have significant participating rights, as defined in the Financial Accounting Standard Board's Emerging Issues Task Force's 96-16 Abstract. Therefore, we account for our investments in these partnerships using the equity method.

Joint Ventures with Aetna Life Insurance Company

In May 2001, we entered into a joint venture with Aetna Life Insurance Company. Aetna contributed $100,000 for 1% interests in Danforth Apartment Owners, L.L.C., owner of The Club at Danforth; Tarragon Savannah I, L.L.C. and Tarragon Savannah II, L.L.C., owners of The Links at Georgetown Phases I and II, respectively; and Vineyard at Eagle Harbor, L.L.C., owner of The Vineyard at Eagle Harbor. Prior to May 2001, we consolidated these properties after acquiring Robert C. Rohdie's interests in them in February 2000. At the same time, Aetna made a nonrecourse loan of $8.4 million to Tarragon affiliates, collateralized only by their interests in the joint ventures, and payable out of Tarragon's affiliates' share of distributions of cash flow, income, and other proceeds from the joint ventures. The loan matures in November 2010. Aetna receives a sliding percentage ranging from all to 10% of operating cash flow or capital proceeds from the three properties based on the cumulative return received. Because Aetna shares in decision-making regarding the operations of the properties, Tarragon now uses the equity method to account for the operations of the joint ventures.

801 Pennsylvania Avenue

In June 1995, we acquired a 50% economic interest in an office building located at 801 Pennsylvania Avenue, Washington, D.C., through the purchase of a first lien mortgage note. In accordance with the terms of the note, we receive 50% of funds available from operation of the property, or from its sale or refinancing.

Ansonia Apartments, L.P.

In December 1997, we formed Ansonia Apartments, L.P., to invest in the renovation and repositioning of older suburban apartment properties in central and eastern Connecticut. We formed this partnership to take advantage of the acquisition and management skills of Robert Rothenberg, Saul Spitz, Richard Frary, and Joel Mael, the principals of our outside partner. Tarragon has a 70% interest in this partnership. In 2001, the outside partners met their obligation to pay Tarragon 30% of the amounts it contributed to the partnership plus a preferred return through a contribution, made in cash of $232,000 and issuance of notes totaling $5.3 million in the aggregate. The notes bear interest initially at 12%, are secured by pledges of partnership interests, mature in July 2011, and are payable from 30% of Ansonia's net cash flow. Interest on notes totaling $4.6 million increases by ½% each year. Messrs. Rothenberg and Spitz became executive officers of Tarragon, and Mr. Rothenberg was appointed to our Board of Directors, in September 2000. Between December 1997 and December 1999, Ansonia purchased 14 operating properties with 2,580 apartment units at an aggregate cost of $84 million, $67.5 million of which was financed through mortgages on each property, and a 160,000 square foot historic mill for $1.1 million. Tarragon provided the cash required for the purchases.

During 2001, Ansonia refinanced two apartment communities with new mortgages totaling $5.6 million. After the payoff of the prior mortgages and closing costs, Ansonia received net cash proceeds of $2 million, which was distributed to Tarragon. In connection with those refinancings, Tarragon recognized its proportionate share of Ansonia's extraordinary expenses of $100,000 representing the write-off of deferred borrowing costs and exit fees. Also in 2001, Ansonia obtained supplemental mortgage financing on two properties totaling $5.2 million. After closing costs, Ansonia received $5.1 million, all of which was paid to Tarragon, $3.6 million as distributions; the remaining $1.5 million was applied to the partners' notes as interest and principal. In addition, in 2001, Ansonia sold the historic mill, receiving net cash proceeds of $2.6 million and realizing a gain of $1.2 million. The net cash proceeds were paid to Tarragon, $1.8 million as a distribution; the remainder was applied to the partners' notes as interest and principal. The aggregate balance of the partners' notes due to Tarragon at December 31, 2001, was $3 million, and this amount is included in "Other assets, net" in the accompanying Consolidated Balance Sheet.

Ansonia Liberty, L.L.C.

In January 2001, we purchased a 123-unit apartment community called The Liberty Building in New Haven, Connecticut, for $7.7 million, $6.8 million of which was financed with a mortgage. We were the sole member in Ansonia Liberty, L.L.C., owner of the property, and we consolidated its operations. In October 2001, an outside partner acquired a 10% interest in Ansonia Liberty for $95,000. Because the outside partner shares in decision-making regarding the operations of the property, Tarragon now uses the equity method to account for its investment in Ansonia Liberty.

Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P.

In December 1998, we purchased 49% general partner interests in Antelope Pines Estates, L.P., which owns a 314-unit apartment property, and in Woodcreek Garden Apartments, L.P., which owns a 416-unit apartment property, both located in Lancaster, California. Investments in and advances to the partnerships are to be repaid from operations, refinancing, sale, or other disposition of the properties, subject to preferential returns to the other partners. In 2001, the partnerships replaced the existing tax-exempt bond financing with new tax-exempt bond financing totaling $25 million, along with $6.7 million of subordinated conventional debt. Net proceeds of $4.2 million were distributed to Tarragon. The net proceeds received were greater than our cumulative cash investment in these partnerships. In accordance with APB No. 18, "The Equity Method of Accounting," Tarragon recognized the excess as income and reported its net investment balances negative only to the extent of preferred returns due to our outside partners as of December 31, 2001, because Tarragon has not guaranteed the partnerships' obligations, nor was it otherwise committed to provide further financial support. This income is included in "Equity in income of partnerships" in the accompanying Consolidated Statement of Operations for the year ended December 31, 2001.

In 1999, Tarragon purchased $2 million of the prior issue of tax-exempt bonds on Woodcreek Garden Apartments for $500,000. When the partnership paid off those bonds, Tarragon received $2 million and recognized a gain on investments of $1.5 million.

Calistoga Ranch Owners, L.L.C.

In October 1999, Tarragon contributed $400,000 to Calistoga Ranch Owners, L.L.C., which was formed to acquire Calistoga Ranch Resorts, a luxury residential development with resort amenities on approximately 167 acres in Napa County, California. Calistoga Ranch Owners sold an option to purchase the property to entities in which it holds interests. These entities arranged financing sufficient to purchase the land, to cover costs of acquiring the option, and to repay Tarragon's initial contribution along with interest at 12%. The interest amount and Tarragon's share of proceeds from sale of the option total $133,000 and are reflected in "Equity in income of partnerships" in the accompanying Consolidated Statement of Operations for the year ended December 31, 2001.

Devonshire Apartment Owners, L.L.C.

In July 2000, we transferred ownership of The Villages at Gateway, formerly known as Devonshire Apartments, a 768-unit apartment community in Denver, Colorado, to Devonshire Apartment Owners, L.L.C., a joint venture with Al Fenstermacher. Mr. Fenstermacher, who is president of Pacific West Management, a management company that provides property management services to certain of Tarragon's apartment communities, assumed operational control of the property. At that time, the joint venture obtained a new $24 million fixed rate nonrecourse loan collateralized by a mortgage on the property and distributed net proceeds from the financing of $23.3 million to Tarragon. In accordance with APB No. 18, "The Equity Method of Accounting," Tarragon recognized $16.3 million in income related to the distribution received from Devonshire and reported its net investment in the joint venture as zero because Tarragon had not guaranteed Devonshire's obligations, nor was it otherwise committed to provide further financial support. This income is reflected in "Equity in income of partnerships" in the accompanying Consolidated Statement of Operations for the year ended December 31, 2000. This property was sold in February 2002. See NOTE 21. SUBSEQUENT EVENTS.

Guardian-Jupiter Partners, Ltd.

In September 2001, we acquired a 70% interest in Guardian-Jupiter Partners and have contributed $3.7 million to this partnership. In October 2001, the partnership acquired land in Jupiter, Florida, and is building a 390-unit apartment complex at a cost of approximately $44 million, of which $37.4 million will be funded from a construction loan. Tarragon has committed to contribute funds to cover costs not funded by the loans and any operating cash flow deficits for one year after completion of the project.

Lake Sherwood Partners, L.L.C.

In June 2001, we acquired a 70% interest in Lake Sherwood Partners and have contributed $460,000 to this joint venture. The partnership acquired land in Ocoee, Florida, and is building a 342-unit apartment complex at a cost of approximately $24 million, of which $23.3 million will be funded from construction and other loans. The other partner and its principals have guaranteed the construction loan and are supervising construction of the property. Tarragon has committed to contribute funds to cover costs not funded by the loans and any operating cash flow deficits for one year after completion of the project.

Larchmont Associates, L.P.

We hold a 57% interest in Larchmont Associates, L.P., which owns a 504-unit apartment complex in Toledo, Ohio. The interest in Larchmont was initially acquired by Vinland in December 1995 in return for a cash investment of $418,000. Since then, additional advances have been made to Larchmont, largely to fund capital improvements. The $2.2 million aggregate balance is expected to be repaid with interest at 18% from the operation, refinancing, sale, or other disposition of the property.

Merritt 8 Acquisitions, L.L.C. and Merritt Stratford, L.L.C.

In August 1999, Tarragon acquired an 80% interest in Merritt 8 with an investment of $2.6 million. The joint venture purchased Merritt 8 Corporate Park, a 160,000 square foot office building in Stratford, Connecticut, at a cost of $20 million financed with an $18 million mortgage. In January 2000, we formed Merritt Stratford with our Merritt 8 partner and made a cash investment of $518,000. Merritt Stratford purchased a 19-acre parcel of land adjacent to Merritt 8 Corporate Park for future development. Tarragon has a 50% interest in Merritt Stratford.

One Las Olas, Ltd.

Tarragon acquired a 70% interest in One Las Olas in October 2000 and has contributed $12.8 million in connection with the purchase of 1.9 acres of land and construction of a 280-unit condominium development in Ft. Lauderdale, Florida. We have a commitment from a major real estate lender to provide $25 million of development costs not funded by a construction loan. Tarragon's investment will be repaid from sale of the finished condominium units.

Sacramento Nine

Tarragon and Transcontinental Realty Investors, Inc., are tenants-in-common in the ownership of an office building in the vicinity of Sacramento, California. Tarragon holds a 70% undivided interest.

Stone Creek Associates I, L.L.C.

In December 1999, Tarragon acquired a 72% interest in Stone Creek. The joint venture holds a 25% interest in another partnership that owns and operates a 368-unit apartment complex in Sacramento, California. Tarragon shares in 20% of the property's operations based on current operations-sharing ratios. Tarragon contributed $1.5 million to Stone Creek in January 2000 when the property was acquired. Tarragon's interest in Stone Creek will decline to 56% after its contribution is repaid with a preferred return of 15%. In January 2001, the mortgage on the property was refinanced, and Tarragon received a distribution of $707,000.

Summit/Tarragon Murfreesboro, L.L.C.

In October 2000, Tarragon acquired a 70% interest in Murfreesboro and has contributed $1.5 million to this joint venture. The joint venture is constructing, and will own and operate a 278-unit apartment community known as Vintage at the Parke and other improvements on 22.5 acres of land in Murfreesboro, Tennessee. Our investment will be repaid through operation, refinancing, or sale of the property.

Partnerships with affiliates of Robert C. Rohdie

In 1997, 1998, and 1999, we formed nine partnerships with Mr. Rohdie and certain of his affiliates; each of the partnerships was formed to develop and own a luxury apartment community. The properties were in various stages of construction and/or lease-up when we acquired the interests of Mr. Rohdie and his affiliates in all the partnerships in February 2000. See NOTE 3. "MINORITY INTEREST."

Below are unaudited summarized financial data for Ansonia, Devonshire, and our other partnership interests, and summarized operating data of the partnerships in which we acquired our outside partners' interests in 2000 for the periods prior to their acquisition, as of and for the periods indicated. Interest, property taxes, and insurance expenditures of $697,000 in 2001, $280,000 (including $77,000 on partnerships with Mr. Rohdie and his affiliates prior to the date we acquired those interests) in 2000, and $2.2 million in 1999 were capitalized on properties constructed by partnerships we account for using the equity method.

	Ansonia	Devonshire	Other	All Partnerships
December 31, 2001				
Real estate	$103,070	$ 9,772	$ 220,303	$ 333,145
Accumulated depreciation	(8,029)	(2,231)	(13,187)	(23,447)
Other assets, net	4,294	322	10,236	14,852
Notes and interest payable	(91,139)	(23,912)	(175,438)	(290,489)
Other liabilities	(3,199)	(453)	(3,687)	(7,339)
Partners' capital	$ 4,997	$(16,502)	$ 38,227	$ 26,722
Our proportionate share of partners' capital	$ 1,386	$ —	$ 26,118	$ 27,504
Advances	1,322	—	2,471	3,793
Investments in and advances to partnerships	$ 2,708	$ —	$ 28,589	$ 31,297
Year Ended December 31, 2001				
Rental revenue	$ 20,563	$ 5,607	$ 22,409	$ 48,579
Property operating expenses	(10,012)	(2,502)	(9,822)	(22,336)
Interest expense	(6,782)	(1,909)	(6,651)	(15,342)
Depreciation expense	(2,942)	(545)	(3,918)	(7,405)
Income before gain on sale of real estate and extraordinary items	827	651	2,018	3,496
Gain on sale of real estate	1,188	—	—	1,188
Income from continuing operations	2,015	651	2,018	4,684
Extraordinary items	(100)	—	(150)	(250)
Net income	1,915	651	1,868	4,434
Elimination of management fees paid to Tarragon	915	—	231	1,146
Net income before management fees paid to Tarragon	$ 2,830	$ 651	$ 2,099	$ 5,580
Equity in income of partnerships	$ 2,370	$ 847	$ 4,602	$ 7,819
Our proportionate share of extraordinary items	$ (100)	$ —	$ —	$ (100)

	Ansonia	Other	Acquired Partnerships	All Partnerships
December 31, 2000				
Real estate	$100,900	$113,290	$ —	$ 214,190
Accumulated depreciation	(5,087)	(6,931)	—	(12,018)
Other assets, net	5,608	4,875	—	10,483
Notes and interest payable	(83,971)	(96,258)	—	(180,229)
Other liabilities	(3,159)	(4,946)	—	(8,105)
Partners' capital	$ 14,291	$ 10,030	$ —	$ 24,321
Our proportionate share of partners' capital	$ 14,291	$ 10,792	$ —	$ 25,083
Advances	876	3,923	—	4,799
Investments in and advances to partnerships	$ 15,167	$ 14,715	$ —	$ 29,882
Year Ended December 31, 2000				
Rental revenue	$ 18,572	$ 16,453	$ 1,288	$ 36,313
Property operating expenses	(10,128)	(7,208)	(626)	(17,962)
Interest expense	(6,644)	(5,094)	(772)	(12,510)
Depreciation expense	(2,544)	(2,519)	(291)	(5,354)
Income (loss) from continuing operations	(744)	1,632	(401)	487
Extraordinary items	(1,015)	—	—	(1,015)
Net income (loss)	(1,759)	1,632	(401)	(528)
Elimination of management fees paid to Tarragon	183	49	34	266
Net income (loss) before management fees paid to Tarragon	$ (1,576)	$ 1,681	$ (367)	$ (262)
Equity in income (loss) of partnerships	$ (561)	$ 16,900	$ (258)	$ 16,081
Our proportionate share of extraordinary items	$ (1,015)	$ —	$ —	$ (1,015)
Year Ended December 31, 1999				
Rental revenue	$ 12,863	$ 10,408	$13,527	$ 36,798
Property operating expenses	(6,575)	(4,769)	(6,845)	(18,189)
Interest expense	(4,221)	(3,167)	(6,825)	(14,213)
Depreciation expense	(1,869)	(1,636)	(3,370)	(6,875)
Income (loss) before gain on sale of real estate and extraordinary items	198	836	(3,513)	(2,479)
Gain on sale of real estate	—	4,608	—	4,608
Income (loss) from continuing operations	198	5,444	(3,513)	2,129
Extraordinary items	—	—	(280)	(280)
Net income (loss)	198	5,444	(3,793)	1,849
Elimination of management fees paid to Tarragon	194	37	359	590
Net income (loss) before management fees paid to Tarragon	$ 392	$ 5,481	$ (3,434)	$ 2,439
Equity in income (loss) of partnerships	$ 386	$ 677	$ (1,779)	$ (716)
Our proportionate share of gain on sale of real estate	$ —	$ 3,226	$ —	$ 3,226
Our proportionate share of extraordinary items	$ —	$ —	$ (196)	$ (196)

Note 6. Investments in Marketable Equity Securities

In accordance with Statements of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investments in marketable equity securities were carried at fair value. Unrealized holding gains and losses were included in other comprehensive income (loss). As of December 31, 2000, we had disposed of all of such investments.

Unrealized holding gains and losses, securities sold, and realized losses on the sale of marketable equity securities were as follows:

For the Years Ended December 31,	2001	2000	1999
(dollars in thousands)			
Unrealized holding gains	$—	$ 13	$50
Unrealized holding losses	—	(35)	—
Marketable equity securities sold	—	488	—
Cost basis of marketable equity securities sold	—	550	—
Realized losses on sale of marketable equity securities	—	62	—

Note 7. Notes, Debentures, and Interest Payable

Notes, debentures, and interest payable consisted of the following at December 31:

	2001		2000	
	Estimated Fair Value	Book Value	Estimated Fair Value	Book Value
Mortgage notes payable	$384,261	$369,623	$415,400	$409,114
Other notes payable	27,209	27,209	13,431	13,431
Debentures payable	797	928	899	928
Accrued interest	2,196	2,196	2,812	2,812
	$414,463	$399,956	$432,542	$426,285

Notes payable at December 31, 2001, bear interest at fixed rates from 5.99% to 9% per annum and variable rates currently ranging from 2.83% to 8.78% and mature from 2002 through 2027. The mortgage notes are generally nonrecourse and are collateralized by deeds of trust on real estate with an aggregate net carrying value of $420.3 million.

Debentures are unsecured, bear interest at 9% per annum, mature June 30, 2003, and are redeemable at any time at 100% of the principal amount together with accrued but unpaid interest. Interest is payable semiannually in June and December. Debentures were issued in 1993 by Vinland in connection with a dividend to stockholders.

Other notes payable at December 31, 2001 and 2000, include $11.8 million and $6.8 million, respectively, due to affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors. See NOTE 13. "RELATED PARTY TRANSACTIONS." Other notes payable also include $7 million obtained through line of credit facilities as discussed below. In addition, other notes payable include an $8.4 million loan secured by interests in joint ventures. See NOTE 5. "INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS."

At December 31, 2001, scheduled principal payments on notes and debentures payable are due as follows:

2002	$117,176
2003	58,412
2004	21,312
2005	24,347
2006	12,423
Thereafter	164,090
	$397,760

We intend to pay off or extend the loans as they come due largely through refinancings. We believe we can arrange new financing as needed but cannot assure that we will be successful in our efforts or that the timing of new financing will coincide with the due dates of maturing loans.

During 2001, 2000, and 1999, we obtained permanent mortgage financing on 25 properties totaling $122 million, receiving net cash proceeds of $32 million after the payoff of $83 million in existing debt, funding escrows for replacements and repairs, and paying the associated closing costs.

During 1999, we obtained interim financing secured by 2 properties totaling $1.9 million (excluding fundings under the line of credit facilities discussed below), receiving net cash proceeds of $1.8 million. During 2000, one of these properties was refinanced with permanent mortgage. The debt on one property matured in 2001, and was extended to May 2002 and increased by $400,000.

In April 1999, Tarragon obtained a $6 million line of credit secured by treasury shares of Tarragon common stock valued at no less than two times the outstanding balance of the line of credit. Advances under the line of credit bear interest at the 30-day LIBOR plus 1.75% per annum. Terms of the line of credit require monthly payments of interest only, with the principal due in April 2002. We received $2.2 million in cash from this transaction after paying off two loans with the same lender which were also secured by shares of our common stock.

In May 1999, Tarragon obtained a $650,000 line of credit facility secured by 2.474 acres of land in Dallas, Texas, and treasury stock valued at no less than $650,000. Terms of the line of credit require monthly payments of interest only at prime. During 2001, we increased the line of credit and treasury stock collateral to $1 million each and extended the maturity to April 2002. The line of credit is guaranteed by Mr. Friedman.

In 1996, we entered into a reverse repurchase agreement with an investment bank as a means of financing our purchase of three mortgage-backed securities (MBSs) issued by the lenders in connection with the financing of three properties. In July 2000, we sold two of the MBSs, resulting in a loss of $199,000. On January 1, 2001, we recognized income of $326,000 due to the cumulative effect of a change in accounting principle resulting from the adoption of SFAS No. 133, as described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." This income resulted from a previously unrecognized increase in the value of the last MBS. In May 2001, we terminated the reverse repurchase agreement and sold the MBS. During 2001 through the date of sale, we recognized a net gain of $51,000, which is included in "Gain (loss) on investments" in the accompanying Consolidated Statement of Operations for the year ended December 31, 2001.

In February 2000, the mortgage secured by liens on both the retail and office portions of Emerson Center was modified and extended. The mortgage was increased from $6.9 million to $7.9 million, and the maturity date was extended to February 2003. At closing of this transaction, Tarragon received net cash proceeds of $900,000 after closing costs.

In June 2000, we obtained a $31 million loan secured by a mortgage on 5600 Collins. Net proceeds from this loan have been used to finance the condominium conversion. At closing, $28 million of this loan was funded, and, after the payoff of the existing mortgages totaling $26.1 million, establishing required escrows, and paying closing costs, we received net cash proceeds of $1.2 million. We obtained additional fundings of $2.5 million in 2000 and $462,000 in 2001. Release payments in connection with the sale of units during 2000 and 2001 have reduced the balance to $10.5 million at December 31, 2001.

In July 2000, we paid off a $19.4 million mortgage secured by The Villages at Gateway using proceeds distributed by the joint venture to which ownership of this property was transferred. See discussion in NOTE 5. "INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS."

Extraordinary items in the accompanying Consolidated Statements of Operations include an extraordinary gain on debt forgiveness of $420,000 in 2001 and exit fees or prepayment penalties and the write-off of deferred financing expenses in connection with refinancings. For the years ended December 31, 2001 and 2000, $100,000 and $1 million of the extraordinary items represent our share of such expenses of unconsolidated partnerships.

Note 8. Dividends to Stockholders

The Board of Directors authorized a 10% common stock dividend in December 2001, to be paid on April 26, 2002, to holders of record on April 15, 2002. A 10% common stock dividend was paid on February 15, 2001, to holders of record on February 1, 2001, resulting in the issuance of 687,189 shares, and recorded in December 2000. We paid cash dividends of $3.4 million to our common stockholders in 1999. Because our fiscal year for federal income tax purposes ends on November 30, the December 1999 cash dividend was reported in our 2000 tax year to the Internal Revenue Service as return of capital. The cash dividends paid in 1999 were reported to the Internal Revenue Service as 42% taxable to common stockholders as ordinary income and 58% return of capital.

We paid cash dividends of $657,000 and $418,000 to our preferred stockholders in 2001 and 2000, respectively. The dividends paid in 2001, were reported to the Internal Revenue Service as return of capital. The dividends paid September 30, 2000, were reported to the Internal Revenue

Service as return of capital. The dividends paid December 31, 2000, were reported to the Internal Revenue Service as taxable to preferred stockholders as ordinary income.

Note 9. Common Stock Repurchase Program

The Board of Directors has authorized a common stock repurchase program. In 2001, 2000, and 1999, Tarragon repurchased 1.3 million shares of its common stock in open market and negotiated transactions at a cost of $14.5 million. Our cumulative cost of common stock repurchases is $31.9 million. As of December 31, 2001, Tarragon was authorized to repurchase an additional 938,696 common shares.

Note 10. 10% Cumulative Preferred Stock

The 10% Cumulative Preferred Stock pays a fixed dividend of $1.20 per year and has a liquidation value of $12 per share. Shares of 10% Cumulative Preferred Stock may be redeemed at Tarragon's option at any time after June 30, 2003, at the liquidation value plus a premium of $0.50 per share which declines by $0.10 per share each year thereafter. No mandatory redemption or "sinking fund" is required.

Note 11. Earnings Per Common Share

Following is a reconciliation of the weighted average shares of common stock outstanding used in the computation of earnings per share and earnings per share—assuming dilution. The information presented for 1999 has been restated to give effect to the stock dividend declared December 18, 2000. The effect of stock options with exercise prices above the market price of our common stock is not reflected below because their effect is anti-dilutive.

For the Years Ended December 31,	2001	2000	1999
Weighted average shares of common stock outstanding	7,480,588	8,035,555	8,907,469
Stock options	147,595	74,777	106,840
Weighted average shares of common stock outstanding—assuming dilution	7,628,183	8,110,332	9,014,309

Note 12. Stock Options

With the approval of its stockholders, Tarragon adopted an Independent Director Stock Option Plan (the "Director Plan") and a Share Option and Incentive Plan (collectively, the "Option Plans") in November 1995.

Under Tarragon's Director Plan, Independent Directors receive annual awards of options to purchase up to 2,000 shares of Tarragon common stock on January 1 of each year. The options are immediately exercisable and expire on the earlier of the first anniversary of the date on which the director ceases to serve as a director or ten years from the date of grant.

Under Tarragon's Share Option and Incentive Plan, incentive stock options have been awarded to officers and employees of Tarragon and its subsidiaries. These stock options vest between one and five years from the date of grant and expire between five and ten years thereafter, unless the optionee's relationship with Tarragon terminates earlier. The Executive Compensation Committee of the Board of Directors, currently comprised of Carl B. Weisbrod, Lawrence G. Schafran, Raymond V. J. Schrag, and Lance Liebman, administers the Share Option and Incentive Plan and authorizes option grants under the plan.

The number of shares granted, exercised, forfeited, and outstanding under the Option Plans have been adjusted to reflect the effect of a 10% stock dividend declared in December 2000.

As of December 31, 2001, a total of 155,022 shares of common stock were available for grant under the Director Plan, and a total of 833,841 shares of common stock were available under the Share Option and Incentive Plan.

Tarragon granted options to purchase 198,000 shares in connection with the purchase of interests in Accord Properties Associates, LLC, in January 2001. See NOTE 20. "ACQUISITION OF ACCORD PROPERTIES ASSOCIATES, LLC." The fair value of these options, estimated using the Black-Scholes pricing model, represents a portion of the purchase consideration in the acquisition of Accord.

The following table summarizes stock option activity:

	For the Years Ended December 31,					
	2001		2000		1999	
	Number of Options	**Weighted Average Exercise Prices**	Number of Options	Weighted Average Exercise Prices	Number of Options	Weighted Average Exercise Prices
Outstanding at January 1	1,480,570	$10.99	1,210,984	$10.97	1,265,965	$10.65
Options granted	215,600	9.62	354,750	9.85	17,600	10.00
Options exercised	(58,882)	5.81	(65,647)	5.15	(22,555)	4.48
Options forfeited	(37,296)	8.73	(19,517)	8.99	(50,026)	5.17
Outstanding at December 31	1,599,992	$11.05	1,480,570	$10.99	1,210,984	$10.97
Exercisable at December 31	1,307,788	$11.33	1,196,374	$11.24	1,148,268	$11.03
Weighted average grant-date fair value of options granted:						
To employees and directors		$ 4.69		$ 2.31		$ 1.41
In connection with acquisition of APA		$ 5.86		$ —		$ —

The following table summarizes information about the options outstanding at December 31, 2001:

	Outstanding			Exercisable	
Range of Exercise Prices	Options	Weighted Average Contractual Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$4.19– 5.12	63,838	3.18	$ 4.39	63,838	$ 4.39
6.36– 9.09	42,794	3.51	7.86	41,474	7.82
9.43–13.64	1,383,360	7.63	11.18	1,092,476	11.54
14.55	110,000	6.90	14.55	110,000	14.55
$4.19–14.55	1,599,992	7.29	$11.05	1,307,788	$11.33

In January 2002, we granted options covering 10,000 shares under the Director Plan, all of which were immediately exercisable, and 123,500 under the Stock Option and Incentive Plan. Also, 43,740 of the options outstanding at December 31, 2001, were exercised in the first quarter of 2002.

We apply APB No. 25 and related Interpretations in accounting for our option plans. All stock options issued to date have exercise prices equal to the market price at the dates of grant, except for those issued in connection with the acquisitions of Tarragon Realty Advisors and Accord Properties discussed above. Accordingly, no compensation cost has been recognized for our stock option plans. Had compensation cost for our stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, our net income and earnings per common share would have been reduced to the pro forma amounts indicated below:

	For the Years Ended December 31,					
	2001		2000		1999	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income	$1,229	$894	$6,958	$6,847	$5,257	$5,219
Earnings per common share						
Net income available to common stockholders	$ .08	$ .03	$ .81	$ .80	$ .59	$ .58
Earnings per common share—assuming dilution						
Net income available to common stockholders	$ .07	$ .03	$ .81	$ .79	$ .58	$ .58

The fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended December 31,			
	2001	2001	2000	1999
	Granted to Employees and Directors	Granted in connection with acquisition of APA	Granted to Employees and Directors	Granted to Employees and Directors
Dividend yield	—	—	4%	4%
Expected volatility	30%	30%	24%	15%
Risk-free interest rate	4.98%	4.98%	5.91%	4.84%
Expected lives (in years)	8	8	8	8
Forfeitures	3%	—	3%	5%

Note 13. Related Party Transactions

Notes payable at December 31, 2001 and 2000, include $11.8 million and $6.8 million, respectively, advanced by affiliates of William S. Friedman, our President and Chief Executive Officer and Chairman of our Board of Directors, under a line of credit arrangement approved by the Board of Directors. The funds were used to facilitate investments by Tarragon and the partnerships in which it holds interests. Advances under the line of credit bear interest at LIBOR plus 1% per annum totaling $397,000 in 2001, $425,000 in 2000, and $360,000 in 1999. As of December 31, 2001, funds available under the line of credit were $8.2 million. The line of credit matures in December 2003.

Tarragon received property management fees of $245,000, $279,000, and $276,000 for 2001, 2000, and 1999, respectively, from properties owned by affiliates of Mr. Friedman.

Other assets, net, at December 31, 2001, include notes receivable of $1.6 million and $541,000, respectively, from Robert P. Rothenberg, Chief Operating Officer and a member of the Board of Directors of Tarragon, and Saul Spitz, Executive Vice President of Acquisitions or Tarragon. As described in NOTE 5. "INVESTMENTS IN AND ADVANCES TO PARTNERSHIPS," Tarragon made these loans to Messrs. Rothenberg and Spitz in connection with their required contributions to Ansonia. The notes bear interest initially at 12%, increasing by ½% each year, are secured by pledges of their interests in Ansonia, mature in July 2011, and are payable from their proportionate share of distributions from Ansonia. Tarragon recognized interest income totaling $130,000 from these two notes in 2001.

Note 14. Income Taxes

In February 2000, we filed a revocation of REIT election with the Internal Revenue Service, terminating our status as a REIT effective December 1, 1999 (the beginning of the 2000 tax year). Since December 1, 1999, the results of our operations have been subject to income taxes. No current or deferred income tax expense was recognized in 2001, 2000, or 1999 due to the application of net operating loss carryforwards. A reconciliation of computed income taxes to actual income taxes follows:

	Years Ended December 31, 2001	Years Ended December 31, 2000	Month Ended Dec. 31, 1999
Income before taxes	$ 1,229	$ 6,958	$ 1,214
Statutory Federal income tax rate	34%	34%	34%
Income taxes at statutory rate	418	2,366	413
State income taxes, net of Federal benefit	111	577	—
Amortization	271	630	—
Other	22	45	—
Utilization of net operating loss carryforward	(822)	(3,618)	(413)
Income tax provision	$ —	$ —	$ —

The following table discloses the components of the deferred tax amounts at December 31, 2001, 2000, and 1999:

Deferred tax assets—temporary differences			
Equity in earnings of partnerships	$ 762	$ 124	$ 124
Bad debt allowance	34	27	146
Prepaid rent	76	75	61
Deferred revenue	170	189	163
Litigation costs	—	14	—
Provision for losses	187	—	—
Other	4	4	4
Depreciation	—	1,302	542
Total deferred tax assets—temporary differences	1,233	1,735	1,040
Net operating loss carryforward	15,938	18,588	15,959
Total deferred tax assets	17,171	20,323	16,999
Deferred tax liabilities—temporary differences			
Distributions in excess of basis	6,936	5,527	—
Provision for losses	—	421	—
Depreciation	847	—	—
Straight-line rent	234	—	—
Total deferred tax liabilities	8,017	5,948	—
Net deferred tax assets	9,154	14,375	16,999
Less—valuation allowance	(9,154)	(14,375)	(16,999)
Net deferred tax amount	$ —	$ —	$ —

At December 31, 2001, 2000, and 1999, Tarragon had Federal net operating loss carryforwards (NOLs) of approximately $46.9 million, $47.8 million, and $46.8 million, respectively. If not utilized, the NOLs will expire between years 2003 and 2020. The future availability of the NOLs may be limited if Tarragon experiences an ownership change of more than 50%, as defined by IRS regulations. Tarragon's stock is publicly traded, and we cannot assure that future trading will not result in an ownership change, as defined by IRS regulations, which would limit availability of the NOLs. Due to these uncertainties regarding possible utilization of the NOLs, as well as Tarragon's history of operating losses, a valuation allowance was recorded to fully reserve the computed net deferred tax assets.

For the 1999 tax year, Tarragon elected and qualified to be treated as a Real Estate Investment Trust ("REIT"), as defined in Sections 856 through 860 of the Internal Revenue Code of 1986, and, as such, was not taxed for Federal income tax purposes on that portion of its taxable income that was distributed to stockholders, provided that at least 95% of its REIT taxable income, plus 95% of its taxable income from foreclosure property as defined in Section 857 of the Internal Revenue Code, was distributed. See NOTE 8. "DIVIDENDS TO STOCKHOLDERS." As a result of our election to be treated as a REIT for Federal income tax purposes, no deferred tax asset or liability or related valuation allowance was recorded. No provision was made for Federal income taxes because we believe we qualified as a REIT in the tax years through November 30, 1999.

Note 15. Rentals Under Operating Leases

Tarragon's rental operations include the leasing of office buildings and shopping centers subject to leases with terms greater than one year. The leases thereon expire at various dates through 2007. The following is a schedule of future minimum rentals on non-cancelable operating leases as of December 31, 2001:

2002	$ 7,488
2003	5,757
2004	4,558
2005	3,034
2006	1,473
Thereafter	971
	$23,281

Note 16. Commitments and Contingencies

Tarragon is also a party to various claims and routine litigation arising in the ordinary course of business. We do not believe that the results of such claims and litigation, individually or in the aggregate, will have a material adverse effect on our business, financial position, or results of operations.

Tarragon is not aware of any liability relating to federal, state, and local environmental laws, ordinances, and regulations that would have a material adverse effect on our business, financial position, or results of operations.

The following is a schedule of future minimum lease payments due on a 60-year ground lease in Paramus, New Jersey, that commenced in December 2001.

2002	$ 232
2003	260
2004	260
2005	260
2006	260
Thereafter	26,960
	$28,232

Note 17. Insurance and Other Claims

In December 2000, fire destroyed one building at a 532-unit property in Memphis, Tennessee. Tarragon received insurance proceeds of $367,000 and had decided not to rebuild the eight-unit building. In 2001, after writing off a portion of the property's carrying value, Tarragon recognized a gain of $262,000 on the recovery. In December 1998, another building at this property was destroyed by fire, and this building was also not rebuilt. In the second quarter of 2000, Tarragon recognized a gain of $231,000 representing the excess of insurance proceeds of $458,000 over the portion of the property's carrying value that was written off.

In October 2000, Tarragon filed a claim against a siding company for faulty materials and siding that were installed at a Tallahassee, Florida, property. In March 2001, Tarragon recognized warranty claim income of $44,000.

In April 2000, Tarragon joined in a class action lawsuit against Masonite Corporation as a result of defective Masonite hardboard siding installed at a property in Bradenton, Florida. The claim settled in September 2000. Tarragon recognized income of $373,000 on the recovery. During 2000, we replaced the defective masonite hardboard siding at this property with vinyl siding at a total cost of $663,000.

In October 2000, we completed reconstruction of a building at a property in Tulsa, Oklahoma. We recognized income of $1.1 million representing the excess of the insurance proceeds over the portion of the property's net carrying value written off prior to rebuilding.

Note 18. Litigation Settlement

In June 2001, Tarragon received a net distribution of $2.3 million, after deducting attorney's fees and expenses, in connection with the settlement of a derivative lawsuit. In July 1999, after reversal of a favorable lower court decision, Tarragon settled an uninsured liability claim for $350,000.

Note 19. Segment Reporting

In 2000, we began the condominium conversion of 5600 Collins Avenue in Miami Beach, purchased land for the construction of Las Olas River House, a 42-story high-rise condominium development in downtown Fort Lauderdale, and added additional senior staff to originate and supervise these and other development projects. We are also continuing to devote greater capital to the development of apartment communities. Prior to 2000, development activities were not considered material and were not managed separately. Beginning in 2000, Tarragon divided its business into two segments. The traditional business of Tarragon is organized as the real estate investment division, which includes the stabilized apartment and commercial properties that constitute Tarragon's investment real estate portfolio. Through intensive management and continual capital improvement, Tarragon's objective is to continually raise operating income of the core portfolio. The cash flow from the core portfolio and the mortgage proceeds generated from periodic refinancings provide the capital for our real estate development. We make a determination at the beginning of each fiscal year as to the classification of our properties between the two divisions. We will reclassify properties from the development division to the investment division once they have achieved stabilized operations (as defined below). We will reclassify properties for which we have initiated renovation or reposition activities from the investment division to the development division.

- Development. Assets in this division are under development or in initial lease-up, under renovation, reposition, or conversion to condominiums, or land held for construction development or sale. Properties under reposition are receiving cosmetic and strategic improvements and management changes intended to generate materially higher rents. In 2000 and 2001, this segment also includes 5600 Collins Avenue, a 289-unit apartment property under renovation and sale as condominiums, and Las Olas River House in Ft. Lauderdale, a 42-story luxury condominium development. Beginning in 2002, as we expand development of housing for sale, assets in this category will be reported under a new third segment: Homebuilding.

- Investment. This division includes properties with stabilized operations as of the beginning of the fiscal year. We define these as properties with stabilized market rate occupancy at market rents for comparable product in the property's market and which are subject to neither renovation nor repositioning.

The following tables summarize apartment units and commercial square footage in these divisions and operating data and identifiable assets of our real estate and investments in partnerships for the two divisions (dollars in thousands).

December 31,	2001	2000
Apartment units:		
Consolidated or directly owned:		
Development division:		
Completed apartment units in lease-up or under renovation	2,800	3,528
Apartment units under construction	394	737
Investment division	7,037	6,496
Unconsolidated and owned through joint ventures:		
Development division:		
Completed apartment units in lease-up or under renovation	1,431	2,138
Apartment units under construction	1,010	—
Investment division	4,618	2,812
	17,290	15,711
Commercial square footage:		
Consolidated or directly owned:		
Development division:		
Completed commercial space	564,882	615,610
Commercial space under construction	34,381	—
Investment division	570,616	895,076
Unconsolidated and owned through joint ventures:		
Development division	163,986	163,986
Investment division	103,036	102,937
	1,436,901	1,777,609

For the Years Ended December 31	2001	2000
Revenues:		
Investment:		
Rentals:		
Same store stabilized properties	$ 52,292	$ 50,758
Properties stabilized during 2000	3,610	—
Properties acquired during 2001	1,216	—
Properties sold during 2001	—	1,352
Properties targeted for renovation in 2001	—	2,372
Equity in income of partnerships	6,653	16,624
	63,771	71,106
Development:		
Rentals	25,743	25,440
Equity in income (loss) of partnerships	1,166	(543)
Condominium unit sales	25,950	6,704
	52,859	31,601
Properties sold during period	1,106	6,919
Corporate and other	909	714
	$118,645	$110,340
Property operating expenses[1]:		
Investment:		
Same store stabilized properties	$ 26,343	$ 24,912
Properties stabilized during 2000	1,744	—
Properties acquired during 2001	352	—
Properties sold during 2001	—	516
Properties targeted for renovation in 2001	—	1,365
	28,439	26,793
Development	13,557	12,406
Properties sold during period	213	3,379
	$ 42,209	$ 42,578
Net operating income[2]:		
Investment:		
Same store stabilized properties	$ 25,949	$ 25,846
Properties stabilized during 2000	1,866	—
Properties acquired during 2001	864	—
Properties sold during 2001	—	836
Properties targeted for renovation in 2001	—	1,007
	28,679	27,689
Development	12,186	13,034
Properties sold during period	893	3,540
	$ 41,758	$ 44,263

For the Years Ended December 31,	2001	2000
Funds from operations[3]:		
Investment:		
Same store stabilized properties	$ 13,359	$ 11,530
Properties stabilized during 2000	3,449	—
Properties acquired during 2001	386	—
Properties sold during 2001	—	426
Properties targeted for renovation in 2001	—	(95)
	17,194	11,861
Development	4,493	4,433
Properties sold during period	429	256
Corporate and other adjustments:		
Interest expense	(1,578)	(1,290)
Provision for losses	—	(371)
Amortization of goodwill	(670)	(507)
Corporate general and administrative expenses	(7,839)	(6,193)
Property general and administrative expenses	(3,473)	(3,724)
Minority interest in income of consolidated partnership	(520)	(356)
Gain (loss) on investments	1,551	(261)
Interest and management fee income	857	565
	$ 10,444	$ 4,413
Reconciliation of funds from operations to net income:		
Funds from operations	$ 10,444	$ 4,413
Condominium unit sales	25,950	6,704
Costs of condominium unit sales	(21,859)	(4,907)
Depreciation and amortization of real estate assets	(20,326)	(18,776)
Depreciation and amortization of real estate assets of partnerships	(5,689)	(3,481)
Distributions from partnerships in excess of investments in the partnerships[4]	4,142	16,257
Gain on sale of real estate	4,994	8,031
Gain on sale of real estate of partnership	831	—
Insurance and other claims	306	1,454
Litigation settlement	2,295	(40)
Extraordinary items[5]	(185)	(2,697)
Cumulative effect of change in accounting principle	326	—
Net income	$ 1,229	$ 6,958

December 31,	2001	2000
Identifiable assets:		
Real estate net of accumulated depreciation:		
Investment	$201,971	$212,482
Development	232,174	250,353
	$434,145	$462,835
Investments in and advances to partnerships:		
Investment	$ 5,363	$ 9,569
Development	25,934	20,313
	$ 31,297	$ 29,882

(1) Property operating expenses exclude replacements expense.

(2) Net operating income as presented above is defined as rental revenue less property operating expenses before replacements expense.

(3) Tarragon considers funds from operations ("FFO") to be an appropriate measure of the performance of our investment portfolio but not of our other assets. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), equals net income (loss), computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. We believe that FFO is useful to investors as a measure of the performance of a real estate investment company because, along with cash flows from operating activities, investing activities, and financing activities, it provides investors an understanding of our ability to incur and service debt and to make capital expenditures. We also believe that a clear understanding of our operating results requires examining FFO along with net income (loss) as shown in the Consolidated Financial Statements and Notes, as well as assessing changes in the value of our assets. FFO does not represent cash generated from operating activities in accordance with GAAP and is not an alternative to net income as an indication of our operating performance or to cash flow as a measure of liquidity, nor is it necessarily indicative of cash available to fund cash needs and cash dividends. Our calculation of FFO may be different from the methods used by other companies and, therefore, may not be comparable to other companies.

(4) These amounts primarily relate to distributions of financing proceeds in excess of our investments in Devonshire Apartment Owners, L.L.C., in 2000, and Antelope Pines Estates, L.P., and Woodcreek Garden Apartments, L.P., in 2001.

(5) Extraordinary items include exit fees, prepayment penalties, and the write-off of deferred financing expenses in connection with refinancings of mortgages secured by real estate, and in 2001, an extraordinary gain on debt forgiveness upon the discounted payoff of a mortgage.

Note 20. Acquisition of Accord Properties Associates, LLC

Pursuant to an Acquisition Agreement dated November 15, 2000, but effective January 1, 2001, Tarragon acquired 100% of the membership interest in Accord Properties Associates, LLC, a Connecticut limited liability company, from Robert Rothenberg, Saul Spitz, and Eileen Swenson. Accord managed the Ansonia portfolio and other properties in Connecticut.

Tarragon acquired the membership interest in Accord for $300,000 in cash, 25,000 shares of Tarragon 10% Cumulative Preferred Stock, and options to acquire 198,000 shares of Tarragon common stock issued to Messrs. Rothenberg and Spitz and Ms. Swenson under Tarragon's Share Option and Incentive Plan. The options vest over three years, have a ten-year term, and have an exercise price of $9.55. The fair value of the options was estimated using the Black-Scholes pricing model. The total fair value of the purchase consideration was $1.6 million.

Mr. Rothenberg, Ms. Swenson, and Mr. Spitz joined Tarragon as executive officers in September 2000, and Mr. Rothenberg was appointed as a member of Tarragon's Board of Directors on September 25, 2000.

Note 21. Subsequent Events

In January 2002, we received net cash proceeds of $2.9 million from permanent mortgage financing of $25 million secured by Vintage on the Green Apartments.

In February 2002, Villages at Gateway Apartments were sold for $33.2 million. Devonshire Apartment Owners received net cash proceeds of $8.3 million, $7.9 million of which was distributed to Tarragon.

Also in February 2002, Meriden East Apartments were sold for $3.2 million. Ansonia Apartments, L.P., received net cash proceeds of $659,000. Of this amount, $461,000 was distributed to Tarragon, and $198,000 was used to reduce the partners' loans due to Tarragon.

In March 2002, permanent mortgage financing was obtained on The Links at Georgetown Apartments. Cash required to pay off the Phase II construction loan and closing costs exceeded the new loan proceeds by $608,000. Tarragon advanced these funds to Tarragon Savannah II.

Also in March 2002, Tarragon advanced $3.7 million to a newly formed joint venture with our partners in One Las Olas, Ltd., to purchase a tract of land adjacent to our Las Olas River House condominium development in Ft. Lauderdale. This land will be used to construct a second phase of the condominium development.

In March 2002, we closed the $14.4 million construction loan for the 216-unit apartment complex we are building in John's Island, South Carolina. From the funds drawn at closing of the loan, we received approximately $600,000 as reimbursement of project costs incurred prior to closing.

Note 22. Quarterly Results of Operations

The following is a tabulation of the quarterly results of operations for the years ended December 31, 2001 and 2000 (unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Revenue	$ 27,483	$ 28,875	$ 27,876	$ 34,411
Expenses	(30,531)	(29,515)	(31,397)	(34,740)
(Loss) before minority interest in income of consolidated partnership, net gain on sale of real estate, gain (loss) on investments, insurance and other claims, litigation settlement, extraordinary items, and cumulative effect of change in accounting principle	(3,048)	(640)	(3,521)	(329)
Minority interest in income of consolidated partnership	(111)	(111)	(150)	(148)
Net gain on sale of real estate	614	174	1,902	2,304
Gain (loss) on investments	127	(76)	—	1,500
Insurance and other claims	306	—	—	—
Litigation settlement	—	2,295	—	—
Income (loss) from continuing operations	(2,112)	1,642	(1,769)	3,327
Extraordinary items	(100)	(470)	—	385
Cumulative effect of change in accounting principle	326	—	—	—
Net income (loss)	(1,886)	1,172	(1,769)	3,712
Dividends on cumulative preferred stock	(187)	(186)	(112)	(172)
Net income (loss) available to common stockholders	$ (2,073)	$ 986	$ (1,881)	$ 3,540
Earnings per common share				
Income (loss) from continuing operations available to common stockholders	$ (.30)	$ .19	$ (.25)	$ .43
Extraordinary items	(.01)	(.06)	—	.05
Cumulative effect of change in accounting principle	.04	—	—	—
Net income (loss) available to common stockholders	$ (.27)	$ .13	$ (.25)	$ .48
Weighted average shares of common stock used in computing earnings per common share[1]	7,547,372	7,475,450	7,476,742	7,424,187
Earnings per common share—assuming dilution				
Income (loss) from continuing operations available to common stockholders	$ (.30)	$ .19	$ (.25)	$ .41
Extraordinary items	(.01)	(.06)	—	.05
Cumulative effect of change in accounting principle	.04	—	—	—
Net income (loss) available to common stockholders	$ (.27)	$ .13	$ (.25)	$ .46
Weighted average shares of common stock used in computing earnings per common share—assuming dilution[2]	7,547,372	7,640,178	7,476,742	7,649,760

(1) Represents weighted average shares of common stock used in computing earnings per common share.

(2) Represents weighted average shares of common stock used in computing earnings per common share—assuming dilution.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Revenue	$ 20,358	$ 22,840	$ 40,377	$ 26,765
Expenses	(23,183)	(25,079)	(26,933)	(34,318)
Income (loss) before minority interest in income of consolidated partnership, gain on sale of real estate, gain (loss) on investments, insurance and other claims, litigation settlement, and extraordinary items	(2,825)	(2,239)	13,444	(7,553)
Minority interest in income of consolidated partnership	(64)	(98)	(96)	(98)
Gain on sale of real estate	97	281	2,506	5,147
Gain (loss) on investments	20	26	(307)	—
Insurance and other claims	—	—	373	1,081
Litigation settlement	—	—	—	(40)
Income (loss) from continuing operations	(2,772)	(2,030)	15,920	(1,463)
Extraordinary items	(13)	(826)	(1,561)	(297)
Net income (loss)	(2,785)	(2,856)	14,359	(1,760)
Dividends on cumulative preferred stock	—	(60)	(178)	(180)
Net income (loss) available to common stockholders	$ (2,785)	$ (2,916)	$ 14,181	$ (1,940)
Earnings per common share				
Income (loss) from continuing operations available to common stockholders	$ (.32)	$ (.25)	$ 2.05	$ (.22)
Extraordinary items	—	(.10)	(.20)	(.04)
Net income (loss) available to common stockholders	$ (.32)	$ (.35)	$ 1.85	$ (.26)
Weighted average shares of common stock used in computing earnings per common share[1]	8,660,968	8,226,438	7,665,751	7,592,322
Earnings per common share—assuming dilution				
Income (loss) from continuing operations available to common stockholders	$ (.32)	$ (.25)	$ 2.03	$ (.22)
Extraordinary items	—	(.10)	(.20)	(.04)
Net income (loss) available to common stockholders	$ (.32)	$ (.35)	$ 1.83	$ (.26)
Weighted average shares of common stock used in computing earnings per common share—assuming dilution[2]	8,660,968	8,226,438	7,747,530	7,592,322

(1) Represents weighted average shares of common stock used in computing earnings common per share and has been restated to give effect to the December 2000 10% stock dividend.

(2) Represents weighted average shares of common stock used in computing earnings per common share—assuming dilution and has been restated to give effect to the December 2000 10% stock dividend.

Board of Directors

Willie K. Davis
Director (Independent)
Chairman of FMS, Inc., a property management and real estate development firm; Chairman of Mid-South Financial Corporation; Director of SouthTrust Bank of Middle Tennessee; Trustee and Treasurer of Baptist Hospital, Inc.

William S. Friedman*
Director (Affiliated)
President, Chief Executive Officer and Chairman of the Board of Directors of Tarragon Realty Investors, Inc.

Lance Liebman
Director (Independent)
William S. Beinecke Professor of Law at Columbia Law School; Director of Parker School of Foreign and Comparative Law; Director of American Law Institute; Director of Greater New York Insurance Co.; Director of M&F Worldwide; Director of Brookfield Financial Properties, Inc.; and Attorney at Law

Robert C. Rohdie*
Director (Affiliated)
President and Chief Executive Officer of Tarragon Development Corporation, a wholly owned subsidiary of Tarragon Realty Investors, Inc.

Robert P. Rothenberg*
Director (Affiliated)
Chief Operating Officer of Tarragon Realty Investors, Inc.

Lawrence G. Schafran
Director (Independent)
Managing General Partner of L.G. Schafran & Associates, a real estate investment and development firm; Chairman and Co-Chief Executive Officer of Delta-Omega Technologies, Inc.; Trustee, Interim Chief Executive Officer, President and Chairman of Banyan Strategic Realty Trust, and equity REIT; Director of PubliCARD, Inc.; Director of WorldSpace, Inc.

Raymond V.J. Schrag
Director (Independent)
Attorney at Law

Carl B. Weisbrod
Director (Independent)
President of Alliance for Downtown New York, Inc.; Trustee of Ford Foundation

* Also an executive officer

Executive Officers

Chris W. Clinton
Senior Vice President—Commercial Asset Management

Erin D. Pickens
Executive Vice President and Chief Financial Officer

Kathryn Mansfield
Executive Vice President, Secretary and Corporate Counsel

Lori D. Meyer
Senior Vice President and Deputy Director of Property Management

Todd C. Minor
Executive Vice President and Treasurer

Charles Rubenstein
Executive Vice President and General Counsel

Todd M. Schefler
Senior Vice President—Development

Saul Spitz
Executive Vice President—Acquisitions

Eileen C. Swenson
President of Tarragon Management, Inc., a wholly owned subsidiary of Tarragon Realty Investors, Inc.

William M. Thompson
Executive Vice President and Chief Information Officer

Company Information

Independent Certified Public Accountants
Arthur Andersen LLP
Dallas, Texas

Legal Counsel
Prager, Metzger & Kroemer PLLC
Dallas, Texas

Transfer Agent & Registrar
American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, NY 10005
(212) 936-5100

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, will be furnished to stockholders, without exhibits and without charge, upon written request to:

Investor Relations
Allen & Carron
156 Fifth Avenue
Suite 934
New York, NY 10010
(212) 691-8087

Stock Trading Information
The Company's common stock is listed on the Nasdaq National Market® and is traded under the symbol TARR. The CUSIP Number is 876287103.

Adjusted Quarterly Stock Price Information
The following table sets forth the adjusted high and low bid quotations of the Company's common stock and the amount of cash dividends per share for the periods indicated, all after giving retroactive effect to a 10% stock dividend declared in December 2000.

Quarter Ended	High	Low
March 31, 2002	$13.80	$12.90
December 31, 2001	13.25	12.15
September 30, 2001	12.44	11.75
June 30, 2001	12.20	10.56
March 31, 2001	12.00	10.50
December 31, 2000	10.46	9.55
September 30, 2000	9.77	9.09
June 30, 2000	9.55	8.81
March 31, 2000	9.66	9.21

During the quarter ended March 31, 2002, the Company's common stock traded as high as $14.00.

As of March 31, 2002, the Company had approximately 6,500 stockholders including beneficial holders, and 7,221,081 shares of common stock outstanding.

Communications concerning lost certificates and changes of address should be directed to the Transfer Agent. For additional information on the Company, its finances and operations, please contact Investor Relations.

Tarragon Realty Investors, Inc.

1775 Broadway, 23rd Floor, New York, New York 10019
212.949.5000